CorVel





"We are excited by the prospects for our future and committed to the ongoing investments necessary for future innovation. We look forward to the challenges of the coming year and the continued execution of our strategy."

CorVel Corporation Annual Report and Form 10K

he past few years have been very exciting at CorVel. Fiscal 2008 proved to be a year in which we were able to achieve strategic progress and strong financial results. Building upon the Company's successful managed care foundation, we were able to improve upon last year's record savings performance for our customers, continue the expansion of our claims management solutions, realize acquisition synergies and achieve record earnings per share. We are proud of what has been accomplished thus far and we are looking forward to continued progress this year.

From a marketplace perspective, workers' compensation claims continued to decline as they have throughout this decade. Whether this is due to legislative reform, safety, off-shoring or open borders, the decline in claims has been a genesis for change within our industry. We have seen consolidation among some competitors seeking scale, while private equity has also been an active participant in the industry. Regulatory change has continued to influence industry directions. This past year, regulatory change has been targeted toward e-commerce. Even in today's computer-driven world, much of healthcare delivery system continues to be a paper-based, manual process. As we think about the future, we expect to see a continued move toward the automation of the healthcare transaction, and our goal is to be on the forefront of this movement.

As the industry and marketplace continue to evolve, CorVel's long term strategy of building and investing in proprietary assets has ensured that the Company can move forward with its own strategic agenda. Those competitors, for example, that have leased important portions of their revenue generating assets have become vulnerable to the forces of industry consolidation. With the rapid pace of change this past year, our ability to respond to a changing market place has been put to the test. Our decentralized organization and long standing investment in systems have allowed us to respond quickly and decisively.

CorVel remains committed to the vision of realizing a significantly more efficient process across the disability management continuum. Bringing together all of the information needed to ensure that an injured worker receives the right care at the right time and that healthcare providers are reimbursed appropriately, is a significant challenge. Technological developments and workflow automation that we have successfully deployed in the medical bill review process will help us bring a new and innovative solution to claims management. This is a very aggressive undertaking, and one that has a significant time horizon. However, the transformation is one that can be delivered incrementally. We have gotten started and we are excited about the potential.

In closing, we would like to recognize a few constituencies. First, to our customers, we greatly appreciate the opportunity that we have every day to meet and hopefully exceed your expectations. Second, we thank all of the outstanding CorVel associates that deliver our products and services every day. And finally, to our shareholders, we would like to welcome our new investors, and welcome back some of our historical long time investors. We thank you for your investment and continued support. We are excited by the prospects for our future and committed to the ongoing investments necessary for future innovation. We look forward to the challenges of the coming year and the continued execution of our strategy.

Gordon Clemons
Chairman

Daniel Starck
President

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 0-19291

CorVel Corporation

(Exact name of registrant as specified in its charter)

Delaware	**33-0282651**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*
2010 Main Street, Suite 600, Irvine, California	**92614**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(949) 851-1473

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:
Common Stock	The NASDAQ Global Select Market, LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☐ No ☑

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15d) of the Act Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the Registrant's most recently completed second fiscal quarter:

As of September 30, 2007, the aggregate market value of the Registrant's voting and non-voting common equity held by non-affiliates of the Registrant was approximately $189,000,000 based on the closing price per share of $23.12 for the Registrant's common stock as reported on the Nasdaq Global Select Market on such date multiplied by 8,191,160 shares (total outstanding shares of 13,860,622 less 5,669,462 shares held by affiliates) of the Registrant's common stock which were outstanding on such date. For the purposes of the foregoing calculation only, all of the Registrant's directors, executive officers and persons known to the Registrant to hold ten percent or greater of the Registrant's outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

Indicate the number of shares outstanding of each of the Registrant's classes of common stock, as of the latest practicable date: As of May 15, 2008, there were 13,763,119 shares of the Registrant's common stock, par value $0.0001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Information required by Items 10 through 14 of Part III of this Form 10-K, to the extent not set forth herein, is incorporated herein by reference to portions of the Registrant's definitive proxy statement for the Registrant's 2008 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year ended March 31, 2008. Except with respect to the information specifically incorporated by reference in this Form 10-K, the Registrant's definitive proxy statement is not deemed to be filed as a part of this Form 10-K.

CORVEL CORPORATION

2008 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

In this report, the terms "CorVel", "Company", "we", "us", and "our" refer to CorVel Corporation and its subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including, but not limited to, the statements about our plans, strategies and prospects under the headings "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report. Words such as "anticipates", "expects", "intends", "plans", "predicts", "believes", "seeks", "estimates", "may", "will", "should", "would", "could", "potential", "continue", "ongoing" and variations of these words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on management's current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by management, and we can give no assurance that we will achieve our plans, intentions or expectations. Certain important factors could cause actual results to differ materially from the forward-looking statements we make in this report. Representative examples of these factors include (without limitation):

- General industry and economic conditions;
- Cost of capital and capital requirements;
- Competition from other managed care companies;
- The Company's ability to renew and/or maintain contracts with its customers on favorable terms;
- The ability to expand certain areas of the Company's business;
- Shifts in customer demands;
- The ability of the Company to produce market-competitive software;
- Increases in operating expenses including employee wages and benefits;
- Changes in regulations affecting the workers' compensation, insurance and healthcare industries in general;
- The ability to attract and retain key personnel;
- Delays in completing financial and internal control audits;
- Possible litigation and legal liability in the course of operations; and
- The continued availability of financing in the amounts, at the times, and on the terms necessary to support the Company's future business.

The section entitled "Risk Factors" set forth in this report discusses these and other important risk factors that may affect our business, results of operations and financial condition. The factors listed above and the factors described under the heading "Risk Factors" and similar discussions in our other filings with the Securities and Exchange Commission are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. Investors should consider these factors before deciding to make or maintain an investment in our securities. The forward-looking statements included in this annual report on Form 10-K are based on information available to us as of the date of this annual report. We expressly disclaim any intent or obligation to update any forward-looking statements to reflect subsequent events or circumstances.

PART I

Item 1. *Business.*

INTRODUCTION

CorVel is an independent nationwide provider of medical cost containment and managed care services designed to manage the medical costs of workers' compensation and other healthcare benefits, primarily for coverage under group health and auto insurance policies. The Company's services are sold as separate services directed toward managing claims, care, networks, reimbursements and settlements. They include automated medical fee auditing, preferred provider networks, out-of-network/line-item bill negotiation and repricing, utilization review and management, medical case management, vocational rehabilitation services, early intervention, Medicare set-asides and life-care planning, and a variety of directed care services including independent medical examinations, diagnostic imaging, transportation and translation, and durable medical equipment. Some customers purchase just one service, while other customers purchase more than one service. Customers of the Company that do not purchase managed care services generally either purchase such services from other vendors, perform such services using their own resources or elect not to utilize such services for managing their costs.

Such services are provided to insurance companies, third-party administrators (TPAs), and self-administered employers to assist them in managing the medical costs and monitoring the quality of care associated with healthcare claims.

The Company was incorporated in Delaware in 1987, and its principal executive offices are located at 2010 Main Street, Suite 600, Irvine, California, 92614. The Company's telephone number is 949-851-1473.

INDUSTRY OVERVIEW

Workers' compensation is a federally mandated, state-legislated, comprehensive insurance program that requires employers to fund medical expenses, lost wages and other costs resulting from work-related injuries and illnesses. Workers' compensation benefits and arrangements vary extensively on a state-by-state basis and are often highly complex. State statutes and court decisions control many aspects of the compensation process, including claims handling, impairment or disability evaluation, dispute settlement, benefit amount guidelines and cost-control strategies.

Workers' compensation plans generally require employers to fund all of an employee's costs of medical treatment and a significant portion of lost wages, legal fees and other associated costs. In certain jurisdictions, provision of vocational rehabilitation is also mandatory. Typically, work-related injuries are broadly defined and injured or ill employees are entitled to extensive benefits. Employers generally are required to provide first-dollar coverage with no co-payment or deductible due from the injured or ill employee for medical coverage for employees, and are not subject to litigation by employees for benefits in excess of those provided by the relevant state statute. In most states, the extensive benefits coverage (for both medical costs and lost wages) is provided to employees through the employer's purchase of commercial insurance from private insurance companies, participation in state-run insurance funds or self-insurance.

Healthcare provider reimbursement methods vary on a state-by-state basis. As of March 31, 2008, approximately forty states have adopted fee schedules pursuant to which all healthcare providers are uniformly reimbursed. The fee schedules are set individually by each state and generally prescribe the maximum amounts that may be reimbursed for a designated procedure. In states without fee schedules, healthcare providers generally are reimbursed based on usual, customary and reasonable fees charged in the particular state in which services are provided.

Many states do not permit employers to restrict a claimant's choice of provider, making it more difficult for employers to utilize managed care approaches such as health maintenance organizations (HMOs) and preferred provider organizations (PPOs). However, in many other states, employers have the right to direct employees to a specific primary healthcare provider during the onset of a workers' compensation case, subject to the right of the employee to change physicians after a specific period. In addition, workers' compensation programs vary from state to state, making it difficult for payors and multi-state employers to adopt uniform policies to administer, manage and control the costs of benefits. As a result, the Company believes that managing the cost of workers' compensation requires approaches which are tailored to the specified regulatory environment in which the employer is operating. Because workers' compensation benefits are mandated by law and are subject to extensive regulation, the Company believes that payors and employers do not have the same flexibility to alter benefits as they might have with other health benefits programs.

Managed care techniques are intended to control the cost of healthcare services and to measure the performance of providers through intervention and ongoing review of services proposed and those actually provided. Managed care techniques were originally developed to stem the rising costs of group medical care. Historically, employers were slow to apply managed care techniques to workers' compensation costs primarily because the aggregate costs are relatively small compared to costs associated with group health benefits and because state-by-state regulations related to workers' compensation are far more complex than those related to group health. However, in recent years, the Company believes that employers and insurance carriers have been increasing their focus on applying managed care techniques to control their workers' compensation costs.

An increasing number of states have adopted legislation encouraging the use of workers' compensation managed care organizations (MCOs) in an effort to allow employers to control their worker's compensation costs. MCO laws generally provide employers an opportunity to channel injured employees into provider networks. In certain states, MCO laws require licensed MCOs to offer certain specified services, such as utilization management, case management, peer review and provider bill review. The Company believes that most of the MCO laws adopted to date establish a framework within which a company such as CorVel can provide its customers a full range of managed care services for greater cost control.

FISCAL 2008 DEVELOPMENTS

Appointment of Chief Executive Officer

On August 2, 2007, Daniel J. Starck, the President and Chief Operating Officer of the Company, was appointed to the additional office of Chief Executive Officer of the Company effective as of August 7, 2007. V. Gordon Clemons, previous Chief Executive Officer for the past twenty years, continues with the Company as Chairman of the Board of Directors.

Acquisition of The Schaffer Companies Limited

In June 2007, the Company's wholly owned subsidiary, CorVel Enterprise Comp, Inc., acquired 100% of the stock of The Schaffer Companies Ltd. ("Schaffer") for $12.6 million in cash. Schaffer is a third-party administrator headquartered in Maryland. The acquisition is expected to allow the Company to expand its service capabilities as a third-party administrator and provide claims processing services along with patient management services and network solutions services to an increased customer base. The sellers of Schaffer had the potential to receive up to an additional $3 million in a cash-based upon the revenue collected by the Schaffer business during the one-year period after completion of the acquisition. The amount of the earn-out, if any, has not yet been determined, but the Company expects the earn-out calculation will be completed prior to the reporting of financial statements for the quarter end June 30, 2008. The results of Schaffer have been included in the Company's results for the ten month period ended March 31, 2008. For the fiscal year ended March 31, 2008, the results of the acquired business increased the Company's revenues by approximately $9 million, or 3%.

Company Stock Repurchase Program

During fiscal 2008, the Company continued to repurchase shares of its common stock under a plan originally approved by the Company's Board of Directors in 1996. In June 2006, the Company's Board of Directors increased the number of shares authorized to be repurchased over the life of the plan to 12,150,000 shares after adjustment for the three-for-two stock split in the form of a 50% stock dividend in December 2006. During fiscal 2008, the Company spent $8.2 million to repurchase 328,217 shares of its common stock. Since commencing this program in the fall of 1996, the Company has repurchased 11.7 million shares of its common stock through March 31, 2008, at a cost of $162 million. These repurchases were funded from the Company's operating cash flows.

MedCheck Enhancements

With the Company's continual investment in technology, development of MedCheck, the Company's propriety bill review software, is ongoing. New enhancements include the Expert Review Matrix (ERM), MedCheck Operations Dashboard (MOD), increased look-up functionality and the creation of a comprehensive data warehouse.

The development of the ERM bill search function capitalizes on advances in image processing and Artificial Intelligence (AI) to optimize medical review savings. ERM processing techniques allow specialists in each diagnosis category, regulatory jurisdiction, or benefit category access to bills across the country through MedCheck's secure server. This access permits CorVel specialists to utilize their knowledge and provide optimum review for each bill.

The MOD is an internal MedCheck application used to provide key metrics on behalf of CorVel's customers to help facilitate timely bill review. These reports can be organized in the form of charts, graphs, and spreadsheets. Currently, the MOD is in development for direct access to customers through the CareMC Web portal.

The Company offers a preferred provider look-up on both Websites: corvel.com, and caremc.com. During the year, the Company increased the functionality of the look-up with application enhancements. Customers can now create and develop customized, network specific panels and directories in real time.

The Company continued the development and design of its data warehouse systems capabilities. The data warehouse was designed to assist the Company and customers with expedited access to analytical data and reports. The data warehouse is updated on a nightly basis and is accessible via the CareMC Website. The Company intends to continue to invest in this technology in the coming years with focus on the timeliness of information for the Company's customers.

Directed Care Network Expansions

The Company continued investments in its directed care networks in fiscal 2008. CorVel is expanding both the breadth of care covered by its directed care networks, CareIQ, as well as the geographic coverage. Market reception for these second generation networks and their effectiveness at managing patients and controlling costs are the driving forces for this expansion.

Network Solutions

Through its network solutions services, the Company has saved over $2 billion for its customers during fiscal 2008. The Company believes it has generated greater savings for its customers as a percentage of the medical dollars reviewed than in previous years primarily due to the enhanced rules engine in the Company's MedCheck software. The Company believes its processes are becoming more streamlined and efficient for the reasons discussed below under "Systems and Technology."

ePPO Sales

The Company had continued growth in the ePPO product line stemming primarily from growth with existing large carrier customers, new managed care organizations and employer customers. ePPO is the electronic solution to CorVel's PPO network and provides the electronic intake and transmission of provider bills as well as automated pricing to the CorCare PPO Network. ePPO customers process provider bills to state mandated fee schedule or usual and customary rates, but lease PPO access to gain additional discounts afforded by PPO contracts. The Company's technological capabilities allow for electronic claim repricing solutions that are attractive to buyers of managed care services and can be integrated with their existing eCommerce products. ePPO provides access to CorVel's PPO network of more than 400,000 quality healthcare providers through electronic interface solutions. Bills reviewed through payor systems can be electronically interfaced to the CorCare PPO database, and automatically adjusted to reflect current PPO pricing. In addition, CorCare can reimburse providers automatically, significantly reducing the expense of generating Explanations Of Review (EOR), payment to providers and year-end tax filings.

SYSTEMS AND TECHNOLOGY

Infrastructure Changes

The Company is currently developing a processing system that will be accessible twenty-four hours a day, seven days a week. During the past year, a number of infrastructure improvements were made to reduce the amount of time spent maintaining and backing up the Company's transactional databases. Three years ago, these databases were unavailable for processing each weeknight for several hours. Currently, in the case of the Company's medical bill review application, this has been reduced to a single maintenance window each weekend. By providing continual access, the Company is positioned to conduct business within all time zones, therefore increasing the Company's ability to deliver processed bills faster.

Adoption of Imaging Technologies and Paperless Workflow

Utilizing scanning and automated data capture processes allows the Company to process incoming paper and electronic claims documents, including medical bills, with less manual handling and has improved the Company's workflow process.

Scanning is the process of taking a bill and transferring it to an electronic form. Optical Character Recognition (OCR) involves the automated reading of words and numbers from a digital image, such as a scanned document. The characters are translated into a standard text format, which can then be digitally manipulated. Scanning technology, OCR and Electronic Data Interchange (EDI) enable the Company to significantly cut back on manual data entry as well as reduce the other traditional costs associated with handling paper. Through the Company's internet portal, CareMC, customers can review the bills currently being processed and approve a bill for processing, which also helps to avoid the costs of paper-handling as well as expedite the payment process.

Redundancy Center

The Company's national data center is located in Portland, Oregon. The Company also has a redundancy center located in Ft. Worth, Texas. The redundancy center is the Company's backup processing site in the event that the Portland data center is off-line for any length of time. Currently, all of the Company's data is continually replicated to Ft. Worth so that in the event the Portland data center is offline, the redundancy center can be activated with current information within several hours. The Ft. Worth data center also hosts duplicates of the Company's Websites.

BUSINESS — PRODUCTS

The Company offers services in two general categories, network solutions and patient management services, to assist its customers in managing the increasing medical costs of workers' compensation, group health and auto insurance, and monitoring the quality of care provided to claimants.

Network Solutions

The Company's Network Solutions services are a combination of medical bill review, enhanced bill review and Preferred Provider Organization (PPO). This program provides additional assurance that customers are only charged and pay for services actually delivered. Bills are evaluated, profiled and directed for the appropriate service based on state regulation, bill type and opportunity for savings for the payer.

Proprietary Bill Review System

Many states have adopted fee schedules, which regulate the maximum allowable fees payable under workers' compensation for procedures performed by a variety of health treatment providers. Such schedules may also include fees for hospital treatment. The purpose of a fee schedule is to standardize the billing process by using uniform procedure descriptions and to set maximum reimbursement levels for each covered service.

Certain other states permit payors to pay workers' compensation medical costs limited to usual and customary charges for the relevant community. The Company provides automated medical fee auditing to assist its customers in verifying that the fees charged by workers' compensation healthcare providers comply with state fee schedules, or are consistent with usual and customary charges.

The Company offers its fee schedule auditing through an automated medical bill review service called MedCheck, which combines automated data reporting and transmission capabilities. MedCheck consists of an online computer-based information system comprised of a proprietary software program which stores and accesses state-mandated fee schedules and usual and customary charge information.

MedCheck is also being utilized for the review of medical charges under certain non-workers' compensation insurance coverages. The MedCheck service provides the following capabilities:

- checking for provider charges which exceed charges allowable under fee schedules or usual and customary charges, in accordance with the requirements of the relevant jurisdiction;
- repricing provider bills to contractual PPO reimbursement levels;
- checking for billed services or procedures that are excessive, unnecessary or unrelated to treating the particular medical problem and duplicate billing;
- checking for "unbundled" billings where the medical services performed are billed in components, that result in higher total charges than would be the case if the services were billed in the aggregate;
- engaging in on-site processing of claims and Internet-based reporting tools;
- sending claims data directly to carriers' databases, thereby reducing costs due to repetitive or erroneous data entry;
- PPO management; and
- pharmacy review.

The MedCheck system can be accessed by insurers under an ASP agreement through the Company's eCommerce Website, CareMC, and through Virtual Private Networks (VPNs). The MedCheck suite can accept electronic bills and bill images, and publish EDIs to customer claims payment systems. This system integrates into the client's own workflow, automates the reimbursement of providers, allows for the application of all MedCheck fees to the individual claim file and eliminates the need for manual redundant data entry of MedCheck results by the carriers' claims personnel. The system is designed for easy access by claims adjusters and includes functionality for such part-time users within the claims payment environment.

Preferred Provider Organization

PPOs are groups of hospitals, physicians and other healthcare providers that offer services at pre-negotiated rates to employee groups. The Company believes that PPO networks offer the employer an additional means of managing healthcare costs by reducing the per-unit price of medical services provided to employees. The Company launched its CorCare network in 1992 and provides its customers with access to its PPO network, including more than 400,000 healthcare providers nationwide.

PPO providers are selected based on criteria such as quality, range of services, price and location. Each one is evaluated and credentialed, and then re-credentialed bi-annually by the Company. Throughout this evaluation process, the CorCare networks are able to provide hospital, physician and special ancillary medical discounts while maintaining quality care.

CorVel has a long-term strategy of network development, providing comprehensive networks to our customers and customization of networks to meet the specific needs of our customers. The Company believes that the combination of its national PPO director's strength and presence and the local PPO developers' commitment and community involvement enables CorVel to build, support and strengthen its PPO in size, quality, depth of discount, and commitment to service.

Over 80% of the providers in our network are directly contracted. CorVel does maintain some leased network access agreements only to the extent to which they provide broader network access capabilities, such as size, demographics and discounts, and to the extent that they enable CorVel to provide prompt response to network expansion requests while maintaining quality assurance controls.

In total, the Company has more than 220 national, regional and local personnel supporting the CorCare network. This number includes our national PPO director, national PPO contracting manager and contracting staff, in addition to 70 locally based PPO developers who are responsible for local recruitment, contract negotiations, credentialing and re-credentialing of providers, and working with customers to develop customer specific provider networks. Each bill review unit has provider relations support staff to address provider grievances and other billing issues.

Bills submitted from preferred providers are identified through the MedCheck bill review process, and the submitted charges are then audited against the PPO schedule and against any applicable fee schedule or usual and customary charges. The fee approved for payment is the lower of the submitted charges or the lowest allowable fee identified. Some of the features of the Company's PPO network services include: national networks for all coverages, board certified physicians, automated provider credentialing, patient channeling, online provider look-up and printable directories.

The Company offers online provider look-up on its Website where users can locate providers in their area, see a map, get door-to-door driving directions or print a directory.

Enhanced Bill Review — Retrospective Utilization Review

The Company offers a full line of retrospective utilization services for all medical bills including PPO management, medical bill repricing, line-item bill review, professional nurse review, Diagnosis Related Group (DRG) validation and expert fee negotiation. The service, named MedCheck Select, is designed to maximize savings opportunities and increase efficiencies for customers.

CorVel offers cost containment by examining medical bills to verify that payors are only charged for services actually delivered and that charges reflect current billing levels for comparable service.

CorVel uses a combination of industry standard usual and customary databases, as well as a proprietary nationwide database of usual and customary charges for inpatient care. The inpatient database provides usual and customary charges for detailed charges, which are specified on the itemized hospital bill.

MedCheck Select service is designed to:

- assure that billed charges are usual and customary;
- confirm services were medically necessary;
- reduce claim costs through negotiated agreements;
- substantiate, by report, charges over usual and customary;
- support the payor and patient in all appeals;
- provide review out-of-network bills;
- provide a proprietary hospital usual and customary database;
- provide review by professional nurses;
- provide expert fee negotiations;
- validate diagnosis related groups; and
- be HIPAA, AB1455, California SB 288 and SB899 compliant.

Provider Reimbursement

Through MedCheck, the Company has the capability to provide check writing or provider reimbursement services for its customers. The provider payment check can be added to the bill analysis to produce one combined document, which is mailed to the provider. MedCheck reviews bills and providers are reimbursed directly upon completion of customer approval of the EOR. This service is designed to help customers expedite claims closure.

Pharmacy Program — CorCareRX

CorCareRX is the Company's national workers' compensation pharmacy management system. The CorCareRX Average Wholesale Price (AWP) model provides customers the amount of savings they will receive below the cost of prescriptions associated with a workers' compensation claim.

CorCareRX has been specifically designed to:

- manage claimants' prescription expenses;
- monitor appropriate utilization; and
- ensure prescriptions are related to injury.

The CorCareRX program offers a patient identification card that limits dispensing of drugs to those specifically authorized by the physician for a specific workers' compensation injury. The program was designed to ensure that the medication an injured employee receives is appropriate for the injury and is dispensed in the appropriate quantity. CorCareRX utilizes an identification system that creates a unique number that is specific to the particular claim. The use of the CorCareRX program eliminates the handling of pharmacy bills by the employee completely. All the processing and repricing occurs electronically, so that the payor need only to approve the payment. The Company's reporting system allows the claims payor to manage and track prescription drug costs from the onset of the injury.

Directed Care Networks — CareIQ

CorVel has expanded its network solutions with a directed care network. CareIQ, CorVel's directed care service line, offers an automated service ordering and status management system online. The Company's network service offers timely appointments and preferred pricing. Orders are fulfilled using local, preferred providers and billing and reimbursement for each transaction is automatically processed. Services also include Web-based request for service, a call center, and online reporting. CareIQ has a relationship with over 50% of the nation's credentialed facilities, offering the most extensive network of directed care services in the nation.

The Company's networks cover directed care needs for: Independent Medical Evaluations (IME), Medical Imaging (MRI, EMG, CT and Bone Scan) Durable Medical Equipment (DME), physical therapy, chiropractics, and transportation and translation services.

Patient Management Services

In addition to its network solutions, the Company offers CorCase, a range of patient management services, which involve working on a one-on-one basis with injured employees and their various healthcare professionals, employers and insurance company claims professionals. Patient management services are designed to monitor the medical necessity and appropriateness of healthcare services provided to workers' compensation claimants and to expedite their return-to-work. CorCase offers early intervention, utilization management and vocational rehabilitation through local branch offices and case managers in local communities. The Company's case managers work side-by-side with patients to assist them through their episode of care and return-to-work. The Company offers these services on a stand-alone basis or as an integrated component of its medical cost containment services.

These services are performed to maximize results and minimize costs. CorCase services are provided by trained and certified professionals in nursing and vocational counseling. The central focus of CorCase is to leverage quality care in order to manage claim costs. With the use of early intervention, nurses are able to gather and analyze medical treatment information and discuss with the employer the current job requirements of the injured worker, accommodations for modified work and gather any further information, which may assist in caring for the injured worker. This service positively impacts patient cases by utilizing proactive measures throughout the episode of care.

CorCase utilizes CorVel's proprietary CareMC software to help determine available indemnity payments from the employer and coordinate case management information and issues. Protocols regarding length of disability are incorporated to guide the management of cases. Management and operations reports, electronic data interchange and billing are additional features of the software.

Medical Case Management

The Company offers medical case management services where the injury is catastrophic or complex in nature or where prolonged recovery is anticipated. The medical management components of CorVel's program focuses on medical intervention, management and appropriateness. In these cases, the Company's case managers confer with the attending physician, other providers, the patient and the patient's family to identify the appropriate rehabilitative treatment and most cost-effective healthcare alternatives. The program is geared towards offering the injured party prompt access to appropriate medical providers who will provide quality cost-effective medical care. Case managers may coordinate the services or care required and may arrange for special pricing of the required services.

Early Intervention

The Company believes that the earlier it becomes involved in an episode of care, the greater the impact on the healthcare outcome. The Company's early intervention program begins a series of steps that are designed to promote an employee's timely return-to-work including immediate telephonic assessment to ensure that an appropriate course of treatment is established and adhered to through the entire episode of care. CorVel's early intervention program features: automated, immediate notification, immediate patient assessment, clinical protocols and guidelines, channeling to preferred providers, private labeling options and telephonic case management.

Telephonic Case Management

Telephonic case management is designed to facilitate and promote patient care and patient progression through the healthcare system. The case manager, through telephonic contact with the patient and/or family, facilitates communication between the patient, insurer and healthcare providers in order to accelerate return-to-work.

Claims Administration

Since January 2007, the Company has been a TPA offering a comprehensive integrated platform of workers' compensation and liability claims management and medical management services. Through this service, the Company serves clients in the self-insured or commercially insured market through alternative loss funding methods, and provides them with a complete range of services, including claims administration, case management, and medical bill review. In addition to the field investigation and evaluation of claims, the Company also may provide initial loss reporting services for claims, loss mitigation services such as medical bill review and vocational rehabilitation, administration of trust funds established to pay claims and risk management information services.

Utilization Management

Utilization Management programs review proposed ambulatory care to determine: appropriateness, frequency, duration and setting. These programs utilize experienced registered nurses, proprietary medical treatment protocols and computer systems technology in an effort to avoid unnecessary treatments and associated costs. Processes in Utilization Management include: injury review, diagnosis and treatment plan; contact and negotiate provider's treatment requirements; certify appropriateness of treatment parameters and/or additional treatment requests; and respond to provider requests for additional treatment.

Pre-certification of Hospitalization

The pre-admission certification program verifies the medical necessity of proposed hospital admissions and determines the appropriate length of stay. The CorVel staff of nurses and reviewers, assisted by an automated medical rules/protocols system and backed up by physician consultants, individually evaluates every hospital admissions request. Pre-certification objectives include the following: determine appropriateness of proposed or emergent hospitalization; determine the medical necessity for hospital admission/inpatient care; explore alternatives to inpatient treatment; if inpatient care is required, determine the appropriate length of stay and monitor the patient's condition throughout the hospitalization to prevent unnecessary inpatient days; channel the patient to a CorVel PPO provider/facility; and develop and implement a timely discharge plan.

Inpatient Utilization Review

The Company offers pre-certification and concurrent utilization review services. The Company's pre-certification service is designed to be utilized prior to the injured employee's admission to the hospital. Upon notification by a claims manager or employer, a Company nurse reviews the appropriateness of the proposed plan of care, the need for inpatient hospitalization, and the appropriate length of stay. Under the Company's concurrent review service the nurse reviewers monitor the medical necessity and appropriateness of the patient's continued hospitalization through regular contact with the hospital and the patient's physician and may identify cases that lend themselves to alternate treatment settings or home care.

Vocational Rehabilitation

In certain states, vocational rehabilitation is a legislated benefit of workers' compensation, which assists the employee's return to former employment or another job function with similar economic value. The Company offers vocational services to reduce workers' compensation costs and expedite the injured employee's return-to-work.

CorVel offers vocational services to evaluate the claimant's education, training and experience. Vocational services include work capacity assessments, job analysis, transferable skill analysis, job modification, vocational testing, job placement assistance, labor market surveys and retraining. By working with the employer, the Company's case managers can provide job modification or light-duty alternatives until the physician lifts the claimant's physical restrictions. In addition, CorVel can evaluate partial payment claims if the claimant returns to work in a new position, working for less than their pre-injury wage. Services included by the Company's vocational case managers include:

- ergonomic assessments;
- rehabilitation plans;
- transferable skills analysis;
- labor market survey;
- job seeking skills training;
- resume development;
- vocational assessment;
- job analysis, development and placement;
- expert testimony; and
- ADA compliance.

Life Care Planning

Life Care Planning is a tool used to project long-term future needs, services and related costs associated with catastrophic injury. CorVel's Life Care Plans summarize extensive amounts of medical data and compile it into a comprehensive report for future care requirements, producing improved outcomes and timely resolution of claims.

Medicare Set-Asides

A Medicare Set-Aside Allocation (MSA) is a process used to demonstrate to Medicare that adequate funds are available to cover the cost of future medical care and Medicare will not be assigned as the primary payor.

Critical Stress Incident Debrief

Crisis Counseling is used to minimize the effects of stress on employees following a traumatic event and maintain employees on their jobs following a critically stressful incident. Examples of such events include: experiencing or witnessing a physical assault, observing or suffering a catastrophic injury, and violence in the workplace.

CareMC

CareMC (http://www.caremc.com) has become the application platform for all of the Company's primary service lines and delivers immediate access to customers. CareMC offers customers direct access to the Company's primary services, Network Solutions, Patient Management and Claims Management. CareMC allows for electronic communication and reporting between providers, payors, employers and patients. Features of the Website include: request for service, FNOL (first notice of loss), appointment scheduling, online bill review, claims information management, treatment calendar, medical bill adjudication and automated provider reimbursement. Through the CareMC Website, users can:

- request services online;
- manage files throughout the life of the claim;
- receive and relay case notes from case managers; and
- integrate information from multiple claims management sources into one database.

The CareMC Website facilitates healthcare transaction processing. Using artificial intelligence techniques, the Website provides situation alerts and event triggers, to facilitate prompt and effective decisions. Users of CareMC can quickly see where event outliers are occurring within the claims management process. If costs exceed pre-determined thresholds or activities fall outside expected timelines, decision-makers can be quickly notified. Large amounts of information are consolidated and summarized to help customers focus on the critical issues.

Scanning Services

In 2003, the Company acquired Portland, Oregon based ScanOne, a provider of scanning, optical character recognition and document management services. This acquisition expanded the Company's existing office automation service line and all offices are selling scanning and document management, the services previously sold by ScanOne. The Company has added scanning operations to approximately 40 of the Company's larger offices around the country calling them "Capture Centers."

With the scanning capability, the Company is able to store claim documents and organize the information by document type with the documents readily available on-line. The benefits of scanning are threefold: the service reduces costs, saves time and increases productivity. On the front-end of the scanning process, optical character recognition and electronic data interchange, can enable organizations to significantly cut back on manual data entry and paper shuffling. It also increases reporting, sorting and indexing capabilities. With scanning, customers are able to electronically view documents and images, obtain information in real-time, reduce overhead, staffing, and paper storage costs.

Our ScanOne service also offers a Web interface (www.onlinedocumentcenter.com) providing immediate access to documents and data called the Online Document Center (ODC). Secure document review, approval, transaction workflow and archival storage are available at subscription-based pricing.

Aside from our ScanOne services, we actively pursue marketing initiatives to customers in the following fields: accounting, insurance carrier, hospital administration, clinics and legal field.

INDUSTRY, CUSTOMERS AND MARKETING

The Company focuses on four major industries around the country: workers' compensation, auto insurance, group health and municipalities.

The Company's customers primarily are workers' compensation insurers and, to a lesser extent, TPAs and self-administered employers. Many claims management decisions in workers' compensation are the responsibility of the local claims office of national or regional insurers. The Company's national branch office network has been established to enable the Company to market and offer its services at both a local and national account level. The Company is placing increasing emphasis on national account marketing. The marketing activities of the Company are conducted by account executives located in key geographic areas. No single customer of the Company represented more than 10% of revenues in fiscal 2006, 2007 or 2008.

COMPETITION AND MARKET CONDITIONS

The healthcare cost containment industry is highly fragmented and competitive and is subject to shifting customer requirements, frequent introductions of new products and services, increased marketing activities of other industry participants and legislative reforms. The Company expects intensity of competition to increase in the future as existing competitors continue to develop their products and services and as new companies enter the Company's market. The Company's primary competitors in the workers' compensation market include some large insurance carriers which offer one or more services similar to those offered by the Company, HMOs and numerous independent companies, typically on a local or regional basis. The Company also competes with national and local firms specializing in utilization review and with major insurance carriers and TPAs which have implemented their own internal utilization review services. Many of the Company's competitors are significantly larger and have greater financial and marketing resources than the Company. Moreover, the Company's customers may establish the in-house capability of performing services offered by the Company. If the Company is unable to compete effectively, it will be difficult for the Company to add and retain customers, and the Company's business, financial condition and results of operations will be seriously harmed.

Legislative reforms in some states permit employers to designate health plans such as HMOs and PPOs to cover workers' compensation claimants. Because many health plans have the capacity to manage healthcare for workers' compensation claimants, such legislation may intensify competition in the market served by the Company.

The Company believes that declines in workers' compensation costs in these states are due principally to intensified efforts by payors to manage and control claim costs, to improved risk management by employers and to legislative reforms. If declines in workers' compensation costs occur in many states and persist over the long-term, they may have an adverse impact on the Company's business, financial condition and results of operations.

The Company believes the principal factors that generally determine a company's competitive advantage in the Company's market include the following: specialization in workers' compensation, breadth of services, ability to offer local services on a nationwide basis, information management systems and independence from insurance carriers. There can be no assurance that the Company will be successful in all or any of these areas that the Company believes contribute to competitive advantage, that the Company will be able to compete successfully against current or potential competitors, or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations.

GOVERNMENT REGULATIONS

General

Managed healthcare programs for workers' compensation are subject to various laws and regulations. Both the nature and degree of applicable government regulation vary greatly depending upon the specific activities involved. Generally, parties that actually provide or arrange for the provision of healthcare services, assume financial risk related to the provision of those services or undertake direct responsibility for making payment or payment decisions for those services, are subject to a number of complex regulatory schemes that govern many aspects of their conduct and operations.

In contrast, the management and information services provided by the Company to its customers typically have not been the subject of regulation by the federal government or the states. Since the managed healthcare field is a rapidly expanding and changing industry and the cost of providing healthcare continues to increase, it is possible that the applicable state and federal regulatory frameworks will expand to have a greater impact upon the conduct and operation of the Company's business.

Under the current workers' compensation system, employer insurance or self-funded coverage is governed by individual laws in each of the 50 states and by certain federal laws. The management and information services that make up the Company's managed care program serve markets that have developed largely in response to needs of insurers, employers and large TPAs, and generally have not been mandated by legislation or other government action. On the other hand, the vocational rehabilitation case management marketplace within the workers' compensation system has been dependent upon the laws and regulations within those states that require the availability of specified rehabilitation services for injured workers. Similarly, the Company's fee schedule auditing services address market needs created by certain states' enactment of maximum permissible fee schedules for workers' compensation services. Changes in individual state regulation of workers' compensation may create a greater or lesser demand for some or all of the Company's services or require the Company to develop new or modified services in order to meet the needs of the marketplace and compete effectively in that marketplace.

California's Medical Provider Networks

In California, beginning January 1, 2005, an employer or insurer may establish a Medical Provider Network (MPN) to provide care for injured workers. The California legislation was designed to allow employers more control over their workers' compensation claims by providing nearly 100% control over the life of a claim. Senate Bill 899 allows every California employer to require their employees to utilize an MPN. Senate Bill 228 mandates that each California employer conduct Utilization Review per the American College of Occupational and Environmental Medicine (ACOEM) guidelines on all claims. Used in conjunction with SB 899 for the MPN, SB 228 has dramatically reduced the amount of medical payments on each individual claim.

Health Insurance Portability and Accountability Act (HIPAA) of 1996

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, requires the adoption of standards for the exchange of health information in an effort to encourage overall administrative simplification and to enhance the effectiveness and efficiency of the healthcare industry. Pursuant to HIPAA, the Secretary of the Department of Health and Human Services has issued final rules concerning the privacy and security of health information, the establishment of standard transactions and code sets. The HIPAA requirements only apply to covered entities, which include health plans, healthcare clearinghouses, and healthcare providers that transmit any health information in electronic form. The Company's network solutions services may be subject to HIPAA obligations through business associate agreements with our customers. We are also indirectly regulated by HIPAA as a plan sponsor of a healthcare benefit plan for our own employees.

Of the HIPAA requirements, the privacy standards and the security standards have the most significant impact on our business operations. The privacy standards require covered entities to implement certain procedures to govern the use and disclosure of protected health information and to safeguard such information from inappropriate access, use or disclosure. Protected health information includes individually identifiable health information, such as an individual's medical records, transmitted or maintained in any format, including paper and electronic records. The privacy standards establish the different levels of individual permission that are required before a covered entity may use or disclose an individual's protected health information, and establish new rights for the individual with respect to his or her protected health information.

The security standards are designed to protect health information against reasonably anticipated threats or hazards to the security or integrity of the information, and to protect the information against unauthorized use or disclosure. The security standards establish a national standard for protecting the security and integrity of medical records when they are kept in electronic form. The Company is compliant with these security standards.

Medical Cost Containments Litigation

Historically, governmental strategies to contain medical costs in the workers' compensation field have been generally limited to legislation on a state-by-state basis. For example, many states have implemented fee schedules that list maximum reimbursement levels for healthcare procedures. In certain states that have not authorized the use of a fee schedule, the Company adjusts bills to the usual and customary levels authorized by the payor. Opportunities for the Company's services could increase if more states legislate additional cost containment strategies. Conversely, the Company would be adversely affected if states elect to reduce the extent of medical cost containment strategies available to insurance carriers and other payors, or adopt other strategies for cost containment that would not support a demand for the Company's services.

Healthcare Reform

There has been considerable discussion of healthcare reform at both the federal level and in numerous state legislatures in recent years. Due to uncertainties regarding the ultimate features of reform initiatives and the timing of their enactment, the Company cannot predict which, if any, reforms will be adopted, when they may be adopted, or what impact they may have on the Company.

Vocational Rehabilitation Legislation

During the early 1970s, the case management marketplace within workers' compensation was dominated by the provision of medical management services. Such services were purchased at the option of insurance carriers with little or no support from legislative efforts within any of the states. By the mid-1970s, it became popular for states to legislate either supportive programs for vocational rehabilitation or, in some cases, mandatory vocational rehabilitation statutes.

SHAREHOLDER RIGHTS PLAN

During fiscal 1997, the Company's Board of Directors approved the adoption of a Shareholder Rights Plan. The Shareholder Rights Plan provides for a dividend distribution to CorVel stockholders of one preferred stock purchase right for each outstanding share of CorVel's common stock under certain circumstances. In April 2002, the Board of Directors of CorVel approved an amendment to the Company's existing shareholder rights agreement to extend the expiration date of the rights to February 10, 2012, to set the exercise price of each right to $118 (adjusted for the three-for-two stock split in the form of a 50% stock dividend during fiscal 2007 as noted above) and enable Fidelity Management & Research Company and its affiliates to purchase up to 18% of the shares of common stock of the Company without triggering the stockholder rights. The limitations under the stockholder rights agreement remain in effect for all other stockholders of the Company. The rights are designed to assure that all shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to encourage a potential acquirer to negotiate with the Board of Directors prior to attempting a takeover. The rights have an exercise price of $118 per right, subject to subsequent adjustment. The rights trade with the Company's common stock and will not be exercisable until the occurrence of certain takeover-related events.

Generally, the Shareholder Rights Plan provides that if a person or group acquires 15% or more of the Company's common stock without the approval of the Board, subject to certain exception, the holders of the rights, other than the acquiring person or group, would, under certain circumstances, have the right to purchase additional shares of the Company's common stock having a market value equal to two times the then-current exercise price of the right.

In addition, if the Company is thereafter merged into another entity, or if 50% or more of the Company's consolidated assets or earning power are sold, then the right will entitle its holder to buy common shares of the acquiring entity having a market value equal to two times the then-current exercise price of the right. The Company's Board of Directors may exchange or redeem the rights under certain conditions.

EMPLOYEES

As of March 31, 2008, CorVel had 2,705 employees, including nurses, therapists, counselors and other employees. No employees are represented by any collective bargaining unit. Management believes the Company's relationship with its employees to be good.

AVAILABLE INFORMATION

Copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, and other filings made with the Securities and Exchange Commission, are available free of charge through our Website (http://www.corvel.com, under the Investor Relations section) as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the Securities and Exchange Commission. The inclusion of our Web site address and the address of any of our portals such as www.caremc.com and www.onlinedocumentcenter.com, in this report does not include or incorporate by reference into this report any information contained on, or accessible through such Web sites.

Item 1A. *Risk Factors.*

Risk Factors

Past financial performance is not necessarily a reliable indicator of future performance, and investors in our common stock should not use historical performance to anticipate results or future period trends. Investing in our common stock involves a high degree of risk. Investors should consider carefully the following risk factors, as well as the other information in this report and our other filings with the Securities and Exchange Commission, including our consolidated financial statements and the related notes, before deciding whether to invest or maintain an investment in shares of our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations would suffer. In this case, the trading price of our common stock would likely decline. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial also may impair our business operations.

Changes in government regulations could increase our costs of operations and/or reduce the demand for our services.

Many states, including a number of those in which we transact business, have licensing and other regulatory requirements applicable to our business. Approximately half of the states have enacted laws that require licensing of businesses which provide medical review services such as ours. Some of these laws apply to medical review of care covered by workers' compensation. These laws typically establish minimum standards for qualifications of personnel, confidentiality, internal quality control and dispute resolution procedures. These regulatory programs may result in increased costs of operation for us, which may have an adverse impact upon our ability to compete with other available alternatives for healthcare cost control. In addition, new laws regulating the operation of managed care provider networks have been adopted by a number of states. These laws may apply to managed care provider networks having contracts with us or to provider networks which we may organize. To the extent we are governed by these regulations, we may be subject to additional licensing requirements, financial and operational oversight and procedural standards for beneficiaries and providers.

Regulation in the healthcare and workers' compensation fields is constantly evolving. We are unable to predict what additional government initiatives, if any, affecting our business may be promulgated in the future. Our business may be adversely affected by failure to comply with existing laws and regulations, failure to obtain necessary licenses and government approvals or failure to adapt to new or modified regulatory requirements. Proposals for healthcare legislative reforms are regularly considered at the federal and state levels. To the extent that such proposals affect workers' compensation, such proposals may adversely affect our business, financial condition and results of operations.

In addition, changes in workers' compensation, auto and managed health care laws or regulations may reduce demand for our services, require us to develop new or modified services to meet the demands of the marketplace or reduce the fees that we may charge for our services. One proposal which had been considered in the past, but not enacted by Congress or certain state legislatures, is 24-hour health coverage, in which the coverage of traditional employer-sponsored health plans is combined with workers' compensation coverage to provide a single insurance plan for work-related and non-work-related health problems. Incorporating workers' compensation coverage into conventional health plans may adversely affect the market for our services because some employers would purchase 24-hour coverage from group health plans, which would reduce the demand for CorVel's workers' compensation customers.

Our quarterly sequential revenue may not increase and may decline. As a result, we may fail to meet or exceed the expectations of investors or analysts which could cause our common stock price to decline.

Our quarterly sequential revenue growth may not increase and may decline in the future as a result of a variety of factors, many of which are outside of our control. If changes in our quarterly sequential revenue fall below the expectations of investors or analysts, the price of our common stock could decline substantially. Fluctuations or declines in quarterly sequential revenue growth may be due to a number of factors, including, but not limited to, those listed below and identified throughout this "Risk Factors" section: the decline in manufacturing employment, the decline in workers' compensation claims, the decline in healthcare expenditures, the considerable price competition in a flat-to-declining workers' compensation market, the increase in competition, and the changes and the potential changes in state workers' compensation and automobile managed care laws which can reduce demand for our services. These factors create an environment where revenue and margin growth is more difficult to attain and where revenue growth is less certain than historically experienced. Additionally, our technology and preferred provider network face competition from companies that have more resources available to them than we do. Also, some customers may handle their managed care services in-house and may reduce the amount of services which are outsourced to managed care companies such as CorVel. These factors could cause the market price of our common stock to fluctuate substantially. There can be no assurance that our growth rate in the future, if any, will be at or near historical levels.

In addition, the stock market has in the past experienced price and volume fluctuations that have particularly affected companies in the healthcare and managed care markets resulting in changes in the market price of the stock of many companies, which may not have been directly related to the operating performance of those companies.

Due to the foregoing factors, and the other risks discussed in this report, investors should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance.

Exposure to possible litigation and legal liability may adversely affect our business, financial condition and results of operations.

We, through our utilization management services, make recommendations concerning the appropriateness of providers' medical treatment plans of patients throughout the country, and as a result, could be exposed to claims for adverse medical consequences. We do not grant or deny claims for payment of benefits and we do not believe that we engage in the practice of medicine or the delivery of medical services. There can be no assurance, however, that we will not be subject to claims or litigation related to the authorization or denial of claims for payment of benefits or allegations that we engage in the practice of medicine or the delivery of medical services.

In addition, there can be no assurance that we will not be subject to other litigation that may adversely affect our business, financial condition or results of operations, including but not limited to being joined in litigation brought against our customers in the managed care industry. We maintain professional liability insurance and such other coverages as we believe are reasonable in light of our experience to date. If such insurance is insufficient or unavailable in the future at reasonable cost to protect us from liability, our business, financial condition or results of operations could be adversely affected.

If lawsuits against us are successful, we may incur significant liabilities.

We provide to insurers and other payors of health care costs managed care programs that utilize preferred provider organizations and computerized bill review programs. Health care providers have brought against us and our customers individual and class action lawsuits challenging such programs. If such lawsuits are successful, we may incur significant liabilities.

We make recommendations about the appropriateness of providers' proposed medical treatment plans for patients throughout the country. As a result, we could be subject to claims arising from any adverse medical consequences. Although plaintiffs have not to date subjected us to any claims or litigation relating to the grant or denial of claims for payment of benefits or allegations that we engage in the practice of medicine or the delivery of medical services, we cannot assure you that plaintiffs will not make such claims in future litigation. We also cannot assure you that our insurance will provide sufficient coverage or that insurance companies will make insurance available at a reasonable cost to protect us from significant future liability.

Our failure to compete successfully could make it difficult for us to add and retain customers and could reduce or impede the growth of our business.

We face competition from PPOs, TPAs and other managed healthcare companies. We believe that as managed care techniques continue to gain acceptance in the workers' compensation marketplace, our competitors will increasingly consist of nationally-focused workers' compensation managed care service companies, insurance companies, HMOs and other significant providers of managed care products. Legislative reform in some states has been considered, but not enacted to permit employers to designate health plans such as HMOs and PPOs to cover workers' compensation claimants. Because many health plans have the ability to manage medical costs for workers' compensation claimants, such legislation may intensify competition in the markets served by us. Many of our current and potential competitors are significantly larger and have greater financial and marketing resources than we do, and there can be no assurance that we will continue to maintain our existing customers, our past level of operating performance or be successful with any new products or in any new geographical markets we may enter.

Declines in workers' compensation claims may harm our results of operations.

Within the past few years, several states have experienced a decline in the number of workers' compensation claims and the average cost per claim which have been reflected in workers' compensation insurance premium rate reductions in those states. We believe that declines in workers' compensation costs in these states are due principally to intensified efforts by payors to manage and control claim costs, and to a lesser extent, to improved risk management by employers and to legislative reforms. If declines in workers' compensation costs occur in many states and persist over the long-term, it would have an adverse impact on our business, financial condition and results of operations.

We provide an outsource service to payors of workers' compensation and auto healthcare benefits. These payors include insurance companies, TPAs, municipalities, state funds, and self-insured, self- administered employers. If these payors reduce the amount of work they outsource, our results of operations would be adversely affected.

If the average annual growth in nationwide employment does not offset declines in the frequency of workplace injuries and illnesses, then the size of our market may decline, which may adversely affect our ability to grow.

The rate of injuries that occur in the workplace has decreased over time. Although the overall number of people employed in the workplace has generally increased over time, this increase has only partially offset the declining rate of injuries and illnesses. Our business model is based, in part, on our ability to expand our relative share of the market for the treatment and review of claims for workplace injuries and illnesses. If nationwide employment does not increase or experiences periods of decline, or if workplace injuries and illnesses continue to decline at a greater rate than the increase in total employment, our ability to increase our revenue and earnings could be adversely impacted.

If the utilization by healthcare payors of early intervention services continues to increase, the revenue from our later-stage network and healthcare management services could be negatively affected.

The performance of early intervention services, including injury occupational healthcare, first notice of loss, and telephonic case management services, often result in a decrease in the average length of, and the total costs associated with, a healthcare claim. By successfully intervening at an early stage in a claim, the need for additional cost containment services for that claim often can be reduced or even eliminated. As healthcare payors continue to increase their utilization of early intervention services, the revenue from our later stage network and healthcare management services will decrease.

We face competition for staffing, which may increase our labor costs and reduce profitability.

We compete with other health-care providers in recruiting qualified management and staff personnel for the day-to-day operations of our business, including nurses and other case management professionals. In some markets, the scarcity of nurses and other medical support personnel has become a significant operating issue to health-care providers. This shortage may require us to enhance wages to recruit and retain qualified nurses and other health-care professionals. Our failure to recruit and retain qualified management, nurses and other health-care professionals, or to control labor costs could have a material adverse effect on profitability.

If competition increases, our growth and profits may decline.

The markets for our Network Services and Care Management Services segments are also fragmented and competitive. Our competitors include national managed care providers, preferred provider networks, smaller independent providers and insurance companies. Companies that offer one or more workers' compensation managed care services on a national basis are our primary competitors. We also compete with many smaller vendors who generally provide unbundled services on a local level, particularly companies with an established relationship with a local insurance company adjuster. In addition, several large workers' compensation insurance carriers offer managed care services for their customers, either by performance of the services in-house or by outsourcing to organizations like ours. If these carriers increase their performance of these services in-house, our business may be adversely affected. In addition, consolidation in the industry may result in carriers performing more of such services in-house.

The failure to attract and retain qualified or key personnel may prevent us from effectively developing, marketing, selling, integrating and supporting our services.

We are dependent, to a substantial extent, upon the continuing efforts and abilities of certain key management personnel. In addition, we face competition for experienced employees with professional expertise in the workers' compensation managed care area. The loss of key employees, especially V. Gordon Clemons, Chairman, and Dan Starck, President, Chief Executive Officer, and Chief Operating Officer, or the inability to attract, qualified employees, could have a material unfavorable effect on our business and results of operations.

If we fail to grow our business internally or through strategic acquisitions we may be unable to execute our business plan, maintain high levels of service or adequately address competitive challenges.

Our strategy is to continue internal growth and, as strategic opportunities arise in the workers' compensation managed care industry, to consider acquisitions of, or relationships with, other companies in related lines of business. As a result, we are subject to certain growth-related risks, including the risk that we will be unable to retain personnel or acquire other resources necessary to service such growth adequately. Expenses arising from our efforts to increase our market penetration may have a negative impact on operating results. In addition, there can be no assurance that any suitable opportunities for strategic acquisitions or relationships will arise or, if they do arise, that the transactions contemplated could be completed. If such a transaction does occur, there can be no assurance that we will be able to integrate effectively any acquired business. In addition, any such transaction would be subject to various risks associated with the acquisition of businesses, including, but not limited to, the following:

- an acquisition may negatively impact our results of operations because it may require incurring large one-time charges, substantial debt or liabilities; it may require the amortization or write down of amounts related to deferred compensation, goodwill and other intangible assets; or it may cause adverse tax consequences, substantial depreciation or deferred compensation charges;
- we may encounter difficulties in assimilating and integrating the business, technologies, products, services, personnel or operations of companies that are acquired, particularly if key personnel of the acquired company decide not to work for us;
- an acquisition may disrupt ongoing business, divert resources, increase expenses and distract management;
- the acquired businesses, products, services or technologies may not generate sufficient revenue to offset acquisition costs;

- we may have to issue equity or debt securities to complete an acquisition, which would dilute stockholders and could adversely affect the market price of our common stock; and
- acquisitions may involve the entry into a geographic or business market in which we have little or no prior experience.

There can be no assurance that we will be able to identify or consummate any future acquisitions or other strategic relationships on favorable terms, or at all, or that any future acquisition or other strategic relationship will not have an adverse impact on our business or results of operations. If suitable opportunities arise, we may finance such transactions, as well as internal growth, through debt or equity financing. There can be no assurance, however, that such debt or equity financing would be available to us on acceptable terms when, and if, suitable strategic opportunities arise.

Our Internet-based services are dependent on the development and maintenance of the Internet infrastructure.

We deploy our CareMC and, to a lesser extent, MedCheck services over the Internet. Our ability to deliver our Internet-based services is dependent on the development and maintenance of the infrastructure of the Internet by third parties. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security, as well as timely development of complementary products, such as high-speed modems, for providing reliable Internet access and services. The Internet has experienced, and is likely to continue to experience, significant growth in the number of users and the amount of traffic. If the Internet continues to experience increased usage, the Internet infrastructure may be unable to support the demands placed on it. In addition, the performance of the Internet may be harmed by increased usage.

The Internet has experienced a variety of outages and other delays as a result of damages to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage, as well as the availability of the Internet to us for delivery of our Internet-based services. In addition, our customers who use our Web-based services depend on Internet service providers, online service providers and other Web site operators for access to our Web site. All of these providers have experienced significant outages in the past and could experience outages, delays and other difficulties in the future due to system failures unrelated to our systems. Any significant interruptions in our services or increases in response time could result in a loss of potential or existing users, and, if sustained or repeated, could reduce the attractiveness of our services.

Demand for our services could be adversely affected if our prospective customers are unable to implement the transaction and security standards required under HIPAA.

For some of our network services, we routinely implement Electronic Data Interfaces (EDIs) to our customers' locations that enable the exchange of information on a computerized basis. To the extent that our customers do not have sufficient personnel to implement the transactions and security standards required by HIPAA or to work with our information technology personnel in the implementation of our electronic interfaces, the demand for our network services could decline.

An interruption in our ability to access critical data may cause customers to cancel their service and/or may reduce our ability to effectively compete.

Certain aspects of our business are dependent upon our ability to store, retrieve, process and manage data and to maintain and upgrade our data processing capabilities. Interruption of data processing capabilities for any extended length of time, loss of stored data, programming errors or other system failures could cause customers to cancel their service and could have a material adverse effect on our business and results of operations.

In addition, we expect that a considerable amount of our future growth will depend on our ability to process and manage claims data more efficiently and to provide more meaningful healthcare information to customers and payors of healthcare. There can be no assurance that our current data processing capabilities will be adequate for our future growth, that we will be able to efficiently upgrade our systems to meet future demands, or that we will be able to develop, license or otherwise acquire software to address these market demands as well or as timely as our competitors.

The introduction of software products incorporating new technologies and the emergence of new industry standards could render our existing software products less competitive, obsolete or unmarketable.

There can be no assurance that we will be successful in developing and marketing new software products that respond to technological changes or evolving industry standards. If we are unable, for technological or other reasons, to develop and introduce new software products cost-effectively, in a timely manner and in response to changing market conditions or customer requirements, our business, results of operations and financial condition may be adversely affected.

Developing or implementing new or updated software products and services may take longer and cost more than expected. We rely on a combination of internal development, strategic relationships, licensing and acquisitions to develop our software products and services. The cost of developing new healthcare information services and technology solutions is inherently difficult to estimate. Our development and implementation of proposed software products and services may take longer than originally expected, require more testing than originally anticipated and require the acquisition of additional personnel and other resources. If we are unable to develop new or updated software products and services cost-effectively on a timely basis and implement them without significant disruptions to the existing systems and processes of our customers, we may lose potential sales and harm our relationships with current or potential customers.

A breach of security may cause our customers to curtail or stop using our services.

We rely largely on our own security systems, confidentiality procedures and employee nondisclosure agreements to maintain the privacy and security of our and our customers proprietary information. Accidental or willful security breaches or other unauthorized access by third parties to our information systems, the existence of computer viruses in our data or software and misappropriation of our proprietary information could expose us to a risk of information loss, litigation and other possible liabilities which may have a material adverse effect on our business, financial condition and results of operations. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any customer data, our relationships with our customers and our reputation will be damaged, our business may suffer and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.

If we are unable to increase our market share among national and regional insurance carriers and large, self-funded employers, our results may be adversely affected.

Our business strategy and future success depend in part on our ability to capture market share with our cost containment services as national and regional insurance carriers and large, self-funded employers look for ways to achieve cost savings. We cannot assure you that we will successfully market our services to these insurance carriers and employers or that they will not resort to other means to achieve cost savings. Additionally, our ability to capture additional market share may be adversely affected by the decision of potential customers to perform services internally instead of outsourcing the provision of such services to us. Furthermore, we may not be able to demonstrate sufficient cost savings to potential or current customers to induce them not to provide comparable services internally or to accelerate efforts to provide such services internally.

If we lose several customers in a short period, our results may be adversely affected.

Our results may decline if we lose several customers during a short period. Most of our customer contracts permit either party to terminate without cause. If several customers terminate, or do not renew or extend their contracts with us, our results could be adversely affected. Many organizations in the insurance industry have consolidated and this could result in the loss of one or more of our significant customers through a merger or acquisition. Additionally, we could lose significant customers due to competitive pricing pressures or other reasons.

We are subject to risks associated with acquisitions of intangible assets.

Our acquisition of other businesses may result in significant increases in our intangible assets and goodwill. We regularly evaluate whether events and circumstances have occurred indicating that any portion of our intangible assets and goodwill may not be recoverable. When factors indicate that intangible assets and goodwill should be evaluated for possible impairment, we may be required to reduce the carrying value of these assets. We cannot currently estimate the timing and amount of any such charges.

If we are unable to leverage our information systems to enhance our outcome-driven service model, our results may be adversely affected.

To leverage our knowledge of workplace injuries, treatment protocols, outcomes data, and complex regulatory provisions related to the workers' compensation market, we must continue to implement and enhance information systems that can analyze our data related to the workers' compensation industry. We frequently upgrade existing operating systems and are updating other information systems that we rely upon in providing our services and financial reporting. We have detailed implementation schedules for these projects that require extensive involvement from our operational, technological and financial personnel. Delays or other problems we might encounter in implementing these projects could adversely affect our ability to deliver streamlined patient care and outcome reporting to our customers.

The increased costs of professional and general liability insurance may have an adverse effect on our profitability.

The cost of commercial professional and general liability insurance coverage has risen significantly in the past several years, and this trend may continue. In addition, if we were to suffer a material loss, our costs may increase over and above the general increases in the industry. If the costs associated with insuring our business continue to increase, it may adversely affect our business. We believe our current level of insurance coverage is adequate for a company of our size engaged in our business.

The impact of seasonality has a negative effect on our revenue.

While we are not directly impacted by seasonal shifts, we are affected by the change in working days based in a given quarter. There are generally fewer working days for our employees to generate revenue in the third fiscal quarter as we experience vacations, inclement weather and holidays.

If the referrals for our patient management services continue to decline, our business, financial condition and results of operations would be materially adversely affected.

We have experienced a general decline in the revenue and operating performance of patient management services. We believe that the performance decline has been due to the following factors: the decrease of the number of workplace injuries that have become longer-term disability cases; increased regional and local competition from providers of managed care services; a possible reduction by insurers on the types of services provided by our patient management business; the closure of offices and continuing consolidation of our patient management operations; and employee turnover, including management personnel, in our patient management business. In the past, these factors have all contributed to the lowering of our long-term outlook for our patient management services. If some or all of these conditions continue, we believe that the performance of our patient management revenues could decrease.

Healthcare providers are becoming increasingly resistant to the application of certain healthcare cost containment techniques; this may cause revenue from our cost containment operations to decrease.

Healthcare providers have become more active in their efforts to minimize the use of certain cost containment techniques and are engaging in litigation to avoid application of certain cost containment practices. Recent litigation between healthcare providers and insurers has challenged certain insurers' claims adjudication and reimbursement decisions. Although these lawsuits do not directly involve us or any services we provide, these cases may affect the use by insurers of certain cost containment services that we provide and may result in a decrease in revenue from our cost containment business.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, and delays in completing our internal controls and financial audits, could have a material adverse effect on our business and stock price.

Our fiscal 2008 management assessment revealed material weaknesses in our internal controls over accounts payable and financial close and reporting processes. We are attempting to cure these material weaknesses, but we have not yet completed remediation and there can be no assurance that such remediation will be successful. During the course of our continued testing, we also may identify other significant deficiencies or material weaknesses, in addition to the ones already identified, which we may not be able to remediate in a timely manner or at all. If we continue to fail to achieve and maintain effective internal controls, we will not be able to conclude that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. In addition, previously, we have experienced delays in completing our internal controls and financial audits, which have resulted in the untimely filing of our Annual Report on Form 10-K for the fiscal years ended March 31, 2005 and 2006, and the filing of notifications of late filing on Form 12b-25. Failure to achieve and maintain an effective internal control environment, and delays in completing our internal controls and financial audits, could cause investors to lose confidence in our reported financial information and us, which could result in a decline in the market price of our common stock, and cause us to fail to meet our reporting obligations in the future, which in turn could impact our ability to raise equity financing if needed in the future.

Item 1B. ***Unresolved Staff Comments.***

None.

Item 2. ***Properties.***

The Company's principal executive office is located in Irvine, California in approximately 12,000 square feet of leased space. The lease expires in March 2013. The Company leases 129 branch offices in 45 states, which range in size from 500 square feet up to 24,000 square feet. The lease terms for the branch offices range from monthly to ten years and expire through 2016. The Company believes that its facilities are adequate for its current needs and that suitable additional space will be available as required.

Item 3. ***Legal Proceedings.***

The Company is involved in litigation arising in the normal course of business. Management believes that resolution of these matters will not result in any payment that, in the aggregate, would be material to the financial position or financial operations of the Company.

Item 4. ***Submission of Matters to a Vote of Security Holders.***

There were no matters submitted to a vote of stockholders during the quarter ended March 31, 2008.

PART II

Item 5. *Market for the Registrant's Common Equity, and Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Market Information

The Company's common stock is traded on the NASDAQ Global Select Market under the symbol CRVL. The quarterly high and low per share sales prices for the Company's common stock for fiscal years 2007 and 2008 as reported by NASDAQ are set forth below for the periods indicated. These prices represent prices among dealers, do not include retail markups, markdowns or commissions, and may not represent actual transactions. The prices for fiscal year 2007 have been adjusted to reflect the Company's three-for-two stock split in the form of a 50% stock dividend distributed on December 8, 2006 to shareholders of record on November 20, 2006.

	High	Low
Fiscal Year Ended March 31, 2007:		
Quarter Ended June 30, 2006:	$17.65	$13.20
Quartér Ended September 30, 2006:	24.91	15.97
Quarter Ended December 31, 2006:	49.39	22.81
Quarter Ended March 31, 2007:	49.18	28.60
Fiscal Year Ended March 31, 2008:		
Quarter Ended June 30, 2007:	$30.73	$23.14
Quarter Ended September 30, 2007:	28.75	22.43
Quarter Ended December 31, 2007:	27.04	21.38
Quarter Ended March 31, 2008:	33.56	22.32

Holders. As of May 15, 2008, there were approximately 1,500 holders of record of the Company's common stock according to the information provided by the Company's transfer agent.

Dividends. The Company has never paid any cash dividends on its common stock and has no current plans to do so in the foreseeable future. The Company intends to retain future earnings, if any, for use in the Company's business. The payment of any future dividends on its common stock will be determined by the Board of Directors in light of conditions then existing, including the Company's earnings, financial condition and requirements, restrictions in financing agreements, business conditions and other factors.

Unregistered Sales of Equity Securities. None.

Issuer Purchases of Equity Securities: The following table summarizes purchases of the Company's common stock made by or on behalf of the Company for the quarter ended March 31, 2008 pursuant to a publicly announced plan.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares That May Yet be Purchased Under the Program
January 1 to January 31, 2008	3,818	$22.52	11,687,614	462,386
February 1 to February 29, 2008	—	—	11,687,614	462,386
March 1 to March 31, 2008 Total	—	—	11,687,614	462,386
	3,818	$22.52	1 1,687,614	462,386

In 1996, the Company's Board of Directors authorized a stock repurchase program initially for up to 100,000 shares of the Company's common stock. The Company's Board of Directors has periodically increased the number of shares authorized for repurchase under the program. The most recent increase occurred in June 2006 and brought the number of shares authorized for repurchase over the life of the program to 12,150,000 shares. There is no expiration date for the plan.

STOCK PERFORMANCE GRAPH

The graph depicted below shows a comparison of cumulative total stockholder returns for the Company, the Nasdaq and the Nasdaq Health Services Index over a five year period beginning on March 31, 2003. The data depicted on the graph are as set forth in the chart below the graph. The graph assumes that $100 was invested in the Company's Common Stock on March 31, 2003, and in each index, and that all dividends were reinvested. No cash dividends have been paid or declared on the Common Stock. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

CORVEL STOCK PERFORMANCE CHART


CorVel Corporation
U.S. Nasdaq
U.S. Nasdaq Healthcare Services
DOLLARS
350
300
250
200
150
100
50
0
2003
2004
2005
2006
2007
2008

	2003	2004	2005	2006	2007	2008
CorVel Corporation	100.00	111.10	65.42	67.59	139.27	140.84
U.S. Nasdaq	100.00	147.60	148.59	175.22	181.75	169.51
U.S. Nasdaq Healthcare Services	100.00	171.31	211.64	279.95	280.38	292.59

Notwithstanding anything to the contrary set forth in any of our previous filings made under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings made by us under those statutes, neither the preceding Stock Performance Graph, nor the information relating to it, is "soliciting material" or is "filed" or is to be incorporated by reference into any such prior filings, nor shall such graph or information be incorporated by reference into any future filings made by us under those statutes.

Item 6. ***Selected Financial Data.***

The selected consolidated financial data of the Company appears in a separate section of this Annual Report on Form 10-K on page 33 and is incorporated herein by this reference.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

Management's Discussion and Analysis of Financial Condition and Results of Operations appears in a separate section of this Annual Report on Form 10-K beginning on page 34 and is incorporated herein by this reference.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk.***

As of March 31, 2008, the Company held no market risk sensitive instruments for trading purposes and the Company did not employ any derivative financial instruments, other financial instruments, or derivative commodity instruments to hedge any market risk. The Company had no debt outstanding as of March 31, 2008, and therefore, had no market risk related to debt.

Item 8. ***Financial Statements and Supplementary Data.***

The Company's consolidated financial statements, as listed under Item 15, appear in a separate section of this Annual Report on Form 10-K beginning on page 50 and are incorporated herein by this reference. The financial statement schedule is included below under Item 15(a) (2).

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

Evaluation of Disclosure Controls and Procedures

Our management has evaluated, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report pursuant to Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting as of March 31, 2008, described below.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is designed to provide reasonable assurance to our management, the Board of Directors and investors regarding reliable preparation and presentation of published financial statements. Nonetheless, all internal control systems, no matter how well designed, have inherent limitations. Even systems determined to be effective as of a particular date can only provide reasonable assurance with respect to reliable financial statement preparation and presentation.

A material weakness is a deficiency (within the meaning of the United States Public Company Accounting Oversight Board Auditing Standard No. 5), or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our management assessed the effectiveness of our internal control over financial reporting as of March 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (COSO). Based on our assessment, we believe that, as of March 31, 2008, our internal control over financial reporting was ineffective based on those criteria, in consideration of the material weaknesses described below.

Accounts Payable. We did not maintain adequate controls to ensure the proper inclusion or exclusion of expenditures within the reporting period and, therefore, the accuracy and completeness of our accounts payable.

Financial close and reporting. We did not maintain adequate controls to support: (i) effective and timely analysis and correction of errors noted when reconciling significant accounts, (ii) complete and accurate financial statement disclosures, and (iii) restricted access to certain financial systems and files necessary to maintain the integrity of journal entry reviews, account reconciliations, and financial reports. Furthermore, the indirect lines of responsibilities within our accounting and reporting function do not provide direct oversight and accountability to allow for timely and accurate financial reporting.

Remediation Activities

The Company has engaged the services of a large CPA firm to assist management with income taxes and stock-based compensation accounting. This engagement enabled the Company to obtain and utilize specialized expertise as needed. Management has utilized this expertise to develop and implement additional controls over income tax accounting and stock-based compensation. Management has also utilized this expertise to assist in the preparation of various schedules and reports related to tax and stock-based compensation accounting.

During the fiscal year, management initiated a major accounting software upgrade project. The upgraded software has features that automate certain financial reporting controls. The Company is working to fully implement the added features which, when implemented, will enable management to improve the controls over financial close and reporting. Management also added additional review and approval processes that have enhanced internal controls over financial reporting.

During the fiscal year, the Company worked to implement new accounts payable software. The new software is currently being rolled out across the enterprise. The new accounts payable software has functionality not available in the Company's legacy accounts payable application. The new functionality enables management to implement additional automated controls over the accounts payable process. Through the use of automated controls, management expects to improve controls over the accounts payable process. Automation of manual controls will enable the Company to improve controls in the disbursements cycle. Management expects the implementation of the additional automated controls to take place during 2009 fiscal year.

Management continues to evaluate various controls and procedures that would enable the Company to remediate the material weaknesses previously noted.

Changes In Internal Control Over Financial Reporting. Other than as discussed in the preceding paragraphs, there have been no changes in our internal control over financial reporting that occurred during our last fiscal quarter that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Haskell & White LLP, an independent registered public accounting firm that has audited the consolidated financial statements, has also audited the effectiveness of our internal control over financial reporting as of March 31, 2008 as stated in their report which appears herein.

Item 9B. ***Other Information.***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance.***

The information in the sections titled "Proposal One: Election of Directors," "Corporate Governance, Board Composition and Board Committees," "Directors and Executive Officers of the Company," and "Section 16(a) Beneficial Ownership Reporting Compliance" appearing in the Company's Definitive Proxy Statement for the 2008 Annual Meeting of Stockholders is incorporated herein by reference.

The Board of Directors has adopted a code of ethics and business conduct that applies to all of the Company's employees, officers and directors. The full text of the Company's code of ethics and business conduct is posted on the Company's Web site at http://www.corvel.com under the "Investor Relations" section. The Company intends to disclose future amendments to certain provisions of the Company's code of ethics and business conduct, or waivers of such provisions, applicable to the Company's directors and executive officers, at the same location on the Company's Web site identified above. The inclusion of the Company's Web site address in this report does not include or incorporate by reference the information on the Company's Web site into this report.

Item 11. *Executive Compensation.*

The information in the sections titled "Executive Compensation," "Compensation Discussion and Analysis," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report," and "Compensation of Directors," except as stated therein, appearing in the Company's Definitive Proxy Statement for the 2008 Annual Meeting of Stockholders is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information in the sections titled "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matter" and "Equity Compensation Plan Information" appearing in the Company's Definitive Proxy Statement for the 2008 Annual Meeting of Stockholders is incorporated herein by reference.

Item 13. *Certain Relationships and Related Party Transactions, and Director Independence.*

The information in the sections titled "Certain Relationships and Related Person Transactions," "Proposal One: Election of Directors," and "Corporate Governance, Board Composition and Board Committees" appearing in the Company's Definitive Proxy Statement for the 2008 Annual Meeting of Stockholders is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services.*

The information under the captions "Principal Accountant Fees and Services", "Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors" and "Ratification of Appointment of Independent Auditors" appearing in the Company's Definitive Proxy Statement for the 2008 Annual Meeting of Stockholders is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules.*

(a)(1) Financial Statements:

The Company's financial statements appear in a separate section of this Annual Report on Form 10-K beginning on the pages referenced below:

(2) Financial Statement Schedule:

The Company's consolidated financial statements, as listed under Item 15(a) (1), appear in a separate section of this Annual Report on Form 10-K beginning on page 50. The Company's financial statement schedule is as follows:

Schedule II — Valuation and Qualifying Accounts

	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions	Balance at End of Year
Allowance for doubtful accounts:				
Fiscal Year Ended March 31, 2008:	$3,510,000	$2,464,000	$(3,086,000)	$2,888,000
Fiscal Year Ended March 31, 2007:	3,487,000	2,462,000	(2,439,000)	3,510,000
Fiscal Year Ended March 31, 2006:	3,487,000	3,713,000	(3,713,000)	3,487,000

(3) Exhibits:

EXHIBITS

Exhibit No.	Title	Method of Filing
2.1†	Asset Purchase Agreement dated December 15, 2006 by and among the Company's subsidiary, CorVel Enterprise Comp, Inc., and Hazelrigg Risk Management Services, Inc., Comp Care, Inc., Medical Auditing Services, Inc., and Arlene Hazelrigg.	Incorporated herein by reference to Exhibit 2.1 to the Company's Form 8-K filed on February 6, 2007.
2.2	Stock Purchase Agreement dated May 31, 2007 by and among the Company's subsidiary, CorVel Enterprise Comp, Inc., The Schaffer Companies, Ltd., and Dawn Colwell, Christopher Schaffer, John Colwell and Kelly Ribeiro de Sa.	Incorporated herein by reference to Exhibit 2.1 to the Company's Form 8-K filed on June 6, 2007.
3.1	Amended and Restated Certificate of Incorporation of the Company	Incorporated herein by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 filed on August 9, 2007.
3.2	Amended and Restated Bylaws of the Company	Incorporated herein by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 filed on August 14, 2006.
10.1*	Nonqualified Stock Option Agreement between V. Gordon Clemons, the Company and North Star together with all amendments and addendums thereto	Incorporated herein by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 Registration No. 33-40629 initially filed on May 16, 1991.
10.2*	Supplementary Agreement between V. Gordon Clemons, the Company and North Star	Incorporated herein by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 Registration No. 33-40629 initially filed on May 16, 1991.
10.3*	Amendment to Supplementary Agreement between Mr. Clemons, the Company and North Star	Incorporated herein by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1992 filed on June 29, 1992.

Exhibit No.	Title	Method of Filing
10.4*	Restated Omnibus Incentive Plan (Formerly The Restated 1988 Executive Stock Option Plan)	Incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 9, 2006.
10.5*	Forms of Notice of Grant of Stock Option, Stock Option Agreement and Notice of Exercise Under the Restated Omnibus Incentive Plan (Formerly The Restated 1988 Executive Stock Option)	Incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 filed on November 9, 2006, Exhibits 10.7, 10.8 and 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1994 filed on June 29, 1994, Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7 and 99.8 to the Company's Registration Statement on Form S-8 (File No. 333-94440) filed on July 10, 1995, and Exhibits 99.3 and 99.5 to the Company's Registration Statement on Form S-8 (File No. 333-58455) filed on July 2, 1998.
10.6*	Employment Agreement of V. Gordon Clemons	Incorporated herein by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 Registration No. 33-40629 initially filed on May 16, 1991.
10.7*	Restated 1991 Employee Stock Purchase Plan, as amended	Incorporated herein by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 (File No. 333-128739) filed on September 30, 2005.
10.8	Fidelity Master Plan for Savings and Investment, and amendments	Incorporated herein by reference to Exhibits 10.16 and 10.16A to the Company's Registration Statement on Form S-1 Registration No. 33-40629 initially filed on May 16, 1991.
10.9	Preferred Shares Rights Agreement, dated as of February 11, 1997, by and between Corvel Corporation and U.S. Stock Transfer Corporation, including the Certificate of Determination, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively (Shareholder Rights Plan)	Incorporated herein by reference to Exhibit 99.1 in the Company's Form 8-K filed on February 28, 1997.
10.10	Amended and Restated Preferred Shares Rights Agreement, dated as of April 11, 2002, by and between CorVel Corporation and U.S. Stock Transfer Corporation, including the Certificate of Determination, the Certificate of Amendment of the Certificate of Determination, the form of Rights Certificate (as amended) and the Summary of Rights (as amended) attached thereto as Exhibits A-1, A-2, B and C, respectively (Amended Shareholder Rights Plan)	Incorporated herein by reference to Exhibit 99.1 in the Company's Form 8-K filed on May 24, 2002.
10.11*	Employment Agreement effective May 26, 2006 by and between CorVel Corporation and Dan Starck	Incorporated herein by reference to Exhibit 10.1 in the Company's Form 8-K filed on May 30, 2006.
10.12*	Stock Option Agreement and Acceleration Addendum dated May 26, 2006 by and between CorVel Corporation and Dan Starck, providing for time vesting	Incorporated herein by reference to Exhibit 10.2 in the Company's Form 8-K filed on May 30, 2006.

Exhibit No.	Title	Method of Filing
10.13†	Stock Option Agreement and Acceleration Addendum dated May 26, 2006 by and between CorVel Corporation and Dan Starck, providing for performance vesting.	Incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on May 30, 2006.
10.14†	Stock Option Agreement dated May 26, 2006 by and between CorVel Corporation and Scott McCloud, providing for performance vesting.	Incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 2, 2006.
10.15*†	Stock Option Agreement dated May 26, 2006 by and between CorVel Corporation and Don McFarlane, providing for performance vesting.	Incorporated herein by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K/A filed on July 6, 2007.
10.16	Credit Agreement dated August 1, 2007 by and between CorVel Corporation and Wells Fargo Bank, National Association.	Incorporated herein by reference to Exhibit 10.16 to the Company's Current Report on Form 8-K filed on August 6, 2007.
10.17	Revolving Line of Credit Note dated August 1, 2007 by CorVel Corporation in favor of Wells Fargo Bank, National Association.	Incorporated herein by reference to Exhibit 10.17 to the Company's Current Report on Form 8-K filed on August 6, 2007.
10.18	Form of Partial Waiver of Automatic Option Grant executed by Directors	Incorporated herein by reference to Exhibit 10.18 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed on November 8, 2007.
10.19*†	Stock Option Agreement and Acceleration Addendum dated February 4, 2008 by and between CorVel Corporation and Dan Starck, providing for performance vesting.	Filed herewith.
10.20*†	Stock Option Agreement dated February 4, 2008 by and between CorVel Corporation and Scott McCloud, providing for performance vesting.	Filed herewith.
10.21*†	Stock Option Agreement dated February 4, 2008 by and between CorVel Corporation and Don McFarlane, providing for performance vesting.	Filed herewith.
10.22	Partial Waiver of Automatic Option Grant by Jean Macino dated February 8, 2008	Filed herewith.
21.1	Subsidiaries of the Company	Filed herewith.
23.1	Consent of Independent Registered Public Accounting Firm, Haskell & White LLP	Filed herewith.
23.2	Consent of Independent Registered Public Accounting Firm, Grant Thornton LLP	Filed herewith.
31.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
31.2	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
32.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished herewith.
32.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished herewith.

* — Denotes management contract or compensatory plan or arrangement.

† — Confidential treatment has been requested for certain confidential portions of this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934. In accordance with Rule 24b-2, these confidential portions have been omitted from this exhibit and filed separately with the Securities and Exchange Commission.

(b) Exhibits

The exhibits filed as part of this report are listed under Item 15(a) (3) of this Annual Report on Form 10-K.

(c) Financial Statement Schedule

The Financial Statement Schedules required by Regulation S-X and Item 8 of this form are listed under Item 15(a)(2) of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CorVel Corporation

By: /s/ Daniel J. Starck

Daniel J. Starck

President, Chief Executive Officer, and Chief Operating Officer

Date: June 13, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on June 13, 2008.

Signature	Title
/s/ V. Gordon Clemons V. Gordon Clemons	Chairman of the Board
/s/ Daniel J. Starck Daniel J. Starck	President, Chief Executive Officer, and Chief Operating Officer (Principal Executive Officer)
/s/ Scott R. McCloud Scott R. McCloud	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Alan Hoops Alan Hoops	Director
/s/ Steven J. Hamerslag Steven J. Hamerslag	Director
/s/ Judd Jessup Judd Jessup	Director
/s/ Jean Macino Jean Macino	Director
/s/ Jeffrey J. Michael Jeffrey J. Michael	Director

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected financial data for each of the fiscal years for the five fiscal years ended March 31, 2008, have been derived from the Company's audited consolidated financial statements. The following data should be read in conjunction with the Company's Consolidated Financial Statements, the related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The following amounts are in thousands, except per share data.

	Fiscal Year Ended March 31,				
	2004	2005	2006	2007	2008
Statement of Income Data:					
Revenues	$305,279	$291,000	$266,504	$274,581	$301,894
Cost of revenues	253,846	246,341	221,060	208,746	223,829
Gross profit	51,433	44,659	45,444	65,835	78,065
General and administrative	26,067	28,144	29,590	35,383	39,720
Income before income taxes	25,366	16,515	15,854	30,452	38,345
Income tax provision	9,353	6,358	6,101	11,876	14,961
Net Income	$ 16,013	$ 10,157	$ 9,753	$ 18,576	$ 23,384
Net Income per share:					
Basic	$ 1.01	$ 0.65	$ 0.67	$ 1.32	$ 1.69
Diluted	$ 0.98	$ 0.64	$ 0.67	$ 1.30	$ 1.67
Shares used in computing net income per share:					
Basic	15,878	15,629	14,534	14,070	13,856
Diluted	16,257	15,780	14,592	14,268	14,036
Return on beginning of year equity	24.1%	13.2%	13.3%	27.3%	29.5%
Return on beginning of year assets	16.6%	9.5%	9.2%	18.6%	20.6%

	2004	2005	2006	2007	2008
Balance Sheet Data as of March 31,					
Cash and cash equivalents	$ 8,641	$ 8,945	$ 14,206	$ 15,020	$ 17,911
Accounts receivable, net	45,538	45,611	39,521	41,027	39,164
Working capital	40,598	38,599	34,597	35,018	29,445
Total assets	106,716	105,698	100,098	113,768	140,575
Retained earnings	119,245	129,402	139,155	157,731	178,458
Treasury stock	(96,281)	(113,481)	(132,205)	(154,091)	(162,302)
Total stockholders' equity	76,974	73,593	68,036	79,197	96,378

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations may include certain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including (without limitation) statements with respect to anticipated future operating and financial performance, growth and acquisition opportunities and other similar forecasts and statements of expectation. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "anticipate," "continue," "may," "will," and "should" and variations of these words and similar expressions, are intended to identify these forward-looking statements. Forward-looking statements made by the Company and its management are based on estimates, projections, beliefs and assumptions of management at the time of such statements and are not guarantees of future performance.

The Company disclaims any obligations to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information or otherwise. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions; cost of capital and capital requirements; competition from other managed care companies; the ability to expand certain areas of the Company's business; shifts in customer demands; the ability of the Company to produce market-competitive software; changes in operating expenses including employee wages, benefits and medical inflation; governmental and public policy changes, including but not limited to legislative and administrative law and rule implementation or change; dependence on key personnel; possible litigation and legal liability in the course of operations; the continued availability of financing in the amounts and at the terms necessary to support the Company's future business; and the other risks identified under the heading "Risk Factors" appearing elsewhere in the report.

Overview

CorVel Corporation is an independent nationwide provider of medical cost containment and managed care services designed to address the escalating medical costs of workers' compensation and auto policies. The Company's services are provided to insurance companies, Third-Party Administrators (TPAs), and self-administered employers to assist them in managing the medical costs and monitoring the quality of care associated with healthcare claims.

Network Solutions Services

The Company's Network Solutions services are designed to reduce the price paid by its customers for medical services rendered in workers' compensation cases, and auto policies and, to a lesser extent, group health policies. The network solutions services offered by the Company include automated medical fee auditing, preferred provider services, inpatient bill review, retrospective utilization review, coordinate independent medical examinations, and coordinate MRI examinations.

Patient Management Services

In addition to its network solutions services, the Company offers a range of patient management services, which involve working on a one-on-one basis with injured employees and their various healthcare professionals, employers and insurance company adjusters. Patient management services are designed to monitor the medical necessity and appropriateness of healthcare services provided to workers' compensation and other healthcare claimants and to expedite return-to-work. The Company offers these services on a stand-alone basis, or as an integrated component of its medical cost containment services. Patient management services include a comprehensive integrated platform of workers' compensation and liability claims management and medical management services. Through this service, the Company serves clients in the self-insured or commercially insured market through alternative loss funding methods, and provides them with a complete range of services, claims administration, case management, and medical bill review.

Organizational Structure

The Company's management is structured geographically with regional vice-presidents who report to the President of the Company. Each of these regional vice-presidents is responsible for all services provided by the Company in his or her particular region and responsible for the operating results of the Company in multiple states. These regional vice presidents have area and district managers who are also responsible for all services provided by the Company in their given area and district.

Business Enterprise Segments

We operate in one reportable operating segment, managed care. The Company's services are delivered to its customers through its local offices in each region and financial information for the Company's operations follows this service delivery model. All regions provide the Company's patient management and network solutions services. Statement of Financial Accounting Standards, or SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for the way that public business enterprises report information about operating segments in annual consolidated financial statements. The Company's internal financial reporting is segmented geographically, as discussed above, and managed on a geographic rather than service-line basis, with virtually all of the Company's operating revenue generated within the United States.

Under SFAS 131, two or more operating segments may be aggregated into a single operating segment for financial reporting purposes if aggregation is consistent with the objective and basic principles of SFAS 131, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas: 1) the nature of products and services; 2) the nature of the production processes; 3) the type or class of customer for their products and services; and 4) the methods used to distribute their products or provide their services. We believe each of the Company's regions meet these criteria as they provide the similar services to similar customers using similar methods of production and similar methods to distribute their services.

Because we believe we meet each of the criteria set forth above and each of our regions have similar economic characteristics, we aggregate our results of operations in one reportable operating segment, managed care.

Seasonality

While we are not directly impacted by seasonal shifts, we are affected by the change in working days based in a given quarter. There are generally fewer working days for our employees to generate revenue in the third fiscal quarter as we experience vacations, inclement weather and holidays.

Summary of Fiscal 2008 Annual Results

The Company reported revenues of $302 million for fiscal year ended March 31, 2008, an increase of $27 million, or 10%, compared to $275 million in fiscal year ended March 31, 2007. Excluding the acquisitions of Schaffer and Hazelrigg, as noted below, the Company's revenues would have been up 1% above the $275 million in revenue from fiscal 2007 and down 9% from the $305 million in revenue reported in fiscal 2004, the last time the Company's revenue exceeded $300 million.

The continued decrease in the number of jobs in the manufacturing sector and its corresponding effect on the number of workplace injuries that have become longer-term disability cases, the considerable price competition given the flat-to-declining overall workers compensation market, the increase in competition from local and regional companies, changes and the potential changes in state workers' compensation and auto managed care laws, which can reduce demand for the Company's services, have created an environment where revenue and margin growth is more difficult to attain and where revenue growth is uncertain. Additionally, the Company's technology and preferred provider network competes against other companies, some of which have more resources available. Also, some customers may handle their managed care services in-house and may reduce the amount of services which are outsourced to managed care companies such as CorVel Corporation. These factors are expected to continue to limit our revenue growth in the near future.

Under FASB 123R, the Company began to record the vested portion of the fair value of stock options as stock compensation expense on the income statement beginning April 1, 2006 for the fiscal year ended March 31, 2007.

Prior to fiscal 2007, the Company reported the stock compensation expense, after-tax, only in a pro forma calculation in the footnotes to the financial statements. During the fiscal year ended March 31, 2008, the Company recorded a stock compensation expense of $1,487,000 before income taxes, and $907,000 after income tax expense. The stock compensation charge reduced diluted earnings per share by $0.06.

In June 2007, the Company's wholly owned subsidiary, CorVel Enterprise Comp, Inc., acquired 100% of the stock of The Schaffer Companies Ltd. ("Schaffer") for $12.6 million in cash. Schaffer is a TPA headquartered in Maryland. The acquisition is expected to allow the Company to expand its service capabilities as a third-party administrator and provide claims processing services along with patient management services and network solutions services to an increased customer base. The sellers of Schaffer had the potential to receive up to an additional $3 million in a cash earnout based upon the revenue collected by the Schaffer business during the one-year period after completion of the acquisition. The amount of the earn-out, if any, has not yet been determined, but the Company expects the earn-out calculation will be completed prior to the reporting of financial statements for the quarter end June 30, 2008. The results of the acquired business for the period from June 1, 2007 to March 31, 2008 are included with the Company's results for the quarter and fiscal year ended March 31, 2008. For the fiscal year ended March 31, 2008, the results of the acquired business increased the Company's revenues by approximately $9 million, or 3%.

In January 2007, The Company completed the acquisition of the assets of Hazelrigg Risk Management Services. Fiscal 2007 results included two months of Hazelrigg and fiscal 2008 results included twelve months of Hazelrigg.

Results of Operations

Revenue

The Company derives its revenues from providing patient management and network solutions services to payors of workers' compensation benefits, auto insurance claims and health insurance benefits. Patient management services include utilization review, medical case management and vocational rehabilitation. Network solutions revenues include fee schedule auditing, hospital bill auditing, independent medical examinations, diagnostic imaging review services and preferred provider referral services. The percentages of total revenues attributable to patient management and network solutions services for the fiscal years ended March 31, 2006, 2007, and 2008 are listed below.

	2006	2007	2008
Patient management services	42.7%	39.1%	42.4%
Network solutions services	57.3%	60.9%	57.6%
	100.0%	100.0%	100.0%

As noted in the table above, from fiscal 2007 to fiscal 2008 the mix of the Company's revenues moved 3.3 percentage points from network solutions services to patient management services. This mix shift is primarily due to the increase in revenue from the acquisitions of Schaffer and Hazelrigg as noted above.

The following table shows the income statements for the past three fiscal years and the dollar changes as well as the percentage changes for each year.

	Fiscal 2006	Fiscal 2007	Fiscal 2008	Amount Change from Fiscal 2006 to 2007	Amount Change from Fiscal 2007 to 2008	Percent Change from Fiscal 2006 to 2007	Percent Change from Fiscal 2007 to 2008
Revenues	$266,504	$274,581	$301,894	$ 8,077	$27,313	3.0%	9.9%
Cost of revenues	221,060	208,746	223,829	(12,314)	15,083	(5.6)%	7.2
Gross profit	45,444	65,835	78,065	20,391	12,230	44.9%	18.6
General and Administrative	29,590	35,383	39,720	5,793	4,337	19.6%	12.3
Income before income taxes	15,854	30,452	38,345	14,598	7,893	92.1%	25.9
Income tax provision	6,101	11,876	14,961	5,775	3,085	94.7%	26.0
Net Income	$ 9,753	$ 18,576	$ 23,384	$ 8,823	$ 4,808	90.5%	25.9%
Net Income per share:							
Basic	$ 0.67	$ 1.32	$ 1.69	$ 0.65	$ 0.37	97.0%	28.0%
Diluted	$ 0.67	$ 1.30	$ 1.67	$ 0.63	$ 0.37	94.0%	28.5%
Shares used in net income per share:							
Basic	14,534	14,070	13,856	(464)	(214)	(3.2)%	(1.5)%
Diluted	14,592	14,268	14,036	(324)	(232)	(2.2)%	(1.6)%

As previously identified in the section titled "Risk Factors" in this report, the Company's ability to maintain or grow revenues is contingent on several factors including, but not limited to, changes in government regulations, exposure to litigation and the ability to add or retain customers. Any of these, or a combination of all of them, could have a material impact on the Company's results going forward.

Income Statement Percentages

The following table sets forth, for the periods indicated, the percentage of revenues represented by certain items reflected in the Company's consolidated statements of income. The Company's past operating results are not necessarily indicative of future operating results. The percentages for the three fiscal years ended March 31, 2006, 2007 and 2008 are as follows:

	2006	2007	2008
Revenues	100.0%	100.0%	100.0%
Cost of revenues	82.9%	76.0%	74.0%
Gross profit	17. 1%	24.0%	26.0%
General and administrative	11.1%	12.9%	13.2%
Income before income taxes	6.0%	11.1%	12.8%
Income tax provision	2.3%	4.3%	5.0%
Net Income	3.7%	6.8%	7.8%

Revenue

The Company derives its revenues from providing patient management and network solutions services to payors of workers' compensation benefits, auto insurance claims and health insurance benefits. Patient management services include utilization review, medical case management and vocational rehabilitation. Network solutions revenues include fee schedule auditing, hospital bill auditing, independent medical examinations, diagnostic imaging review services and preferred provider referral services.

Change in Revenue

Fiscal 2008 Compared to Fiscal 2007

Revenues increased by 10%, to $302 million in fiscal 2008, from $275 million in fiscal 2007, an increase of $27 million. The increase was primarily due to the acquisition of the assets of Hazelrigg Risk Management Services in January 2007 and the acquisition of the stock of Schaffer in June 2007. These businesses both provide claims processing services to the property and casualty industry and are discussed further below. These acquisitions were the primary source of growth in the Company's patient management services. Patient management revenues increased $21 million, or 19.3%, to $128 million in fiscal 2008. The Company's network solutions services revenue increased $7 million, or 3.9%, to $174 million in fiscal 2008. This increase was primarily due to an increase in the volume of out-of-network bills reviewed which generate greater revenue per bill and an increase in revenue per provider bill reviewed due to increased savings per bill for the Company's customers. Excluding these acquisitions of Hazelrigg and Schaffer, the Company's revenues would have only increased by approximately 1% in fiscal 2008 compared to fiscal 2007.

The Company's limited revenue increase, excluding the aforementioned acquisitions, reflects the challenging market conditions the Company has experienced during the past few years. The decrease in the nation's manufacturing employment levels, which has helped lead to a decline in national workers' compensation claims, considerable price competition in a flat-to-declining overall market, an increase in competition from both larger and smaller competitors, changes and the potential changes in state workers' compensation and auto managed care laws which can reduce demand for the Company's services, have created an environment where revenue and margin growth is more difficult to attain and where revenue growth is less certain than historically experienced. Additionally, the Company's technology and preferred provider network competes against other companies, some of which have more resources available. Also, some customers may handle their managed care services in-house and may reduce the amount of services which are outsourced to managed care companies such as CorVel Corporation.

The continued softness in the national labor market, especially the manufacturing sector of the economy, has caused a reduction in the overall claims volume and a reduction in case management and bill review volume. The Company believes that referral volume in patient management services and bill review volume in network solutions will continue to reflect just nominal growth until there is growth in the number of work related injuries and workers' compensation related claims.

Fiscal 2007 Compared to Fiscal 2006

Revenues increased by 3% to $275 million in fiscal 2007, from $267 million in fiscal 2006, an increase of $8 million. The increase was attributable to the Company's network solutions services revenue increasing $14.7 million, or 9.6%, to $167.2 million in fiscal 2007. This increase was primarily due to an increase in the volume of out-of-network bills reviewed which generate greater revenue per bill and an increase in revenue per provider bill reviewed due to increased savings per bill for the Company's customers due to enhancements in the Company's software. Part of the increase in network solutions was offset by a decrease in the Company's patient management services. Patient management revenues decreased $6.6 million, or 5.8%, to $107.4 million in fiscal 2007. This decrease was primarily due to a decrease in case referral volume offset by a nominal increase in price of services.

Cost of Revenue

The Company's cost of revenues consist of direct expenses, costs directly attributable to the generation of revenue, and field indirect costs which are incurred in the field to support the operations in the field offices which generate the revenue. Direct costs are primarily case manager salaries, bill review analysts, related payroll taxes and fringe benefits, and costs for Independent Medical Examinations (IME), prescription drugs, and MRI providers. Most of the Company's revenues are generated in offices which provide both patient management services and network solutions services. The largest of the field indirect costs are manager salaries and bonus, account executive base pay and commissions, administrative and clerical support, field systems personnel, PPO network developers, related payroll taxes and fringe benefits, office rent, and telephone expense. Approximately 44% of the costs incurred in the field are field indirect costs which support both the patient management services and network solutions operations of the Company's field operations.

Change in Cost of Revenue

Fiscal 2008 Compared to Fiscal 2007

The Company's cost of revenues increased from $209 million in fiscal 2007 to $224 million in fiscal 2008, an increase of 7.2% or $15 million. The increase in cost of revenues was due to the January and June 2007 acquisitions of Hazelrigg and Schaffer and the related revenues generated by these entities. This was partially offset by the Company improving its operating productivity in both its patient management and network solutions lines of business through improvements in technology and processes. Excluding the acquisitions, the Company's cost of revenues would have decreased by approximately 2% in fiscal 2008 compared to fiscal 2007.

The Company improved its operating productivity in the network solutions lines of business primarily due to enhancements in the Company's bill review software, which allowed the Company to process bills more efficiently and less costly. As a result, the cost of revenues as a percentage of revenues decreased from 76% in fiscal 2007 to 74% in fiscal 2008. However, the potential increase in costs to attract and retain qualified employees may cause a material increase in cost of revenues in the future.

Fiscal 2007 Compared to Fiscal 2006

The Company's cost of revenues decreased from $221 million in fiscal 2006 to $209 million in fiscal 2007, a decrease of 5.6% or $12 million. The decrease in cost of revenues was primarily attributable to the decrease in the labor intensive business associated with the patient management revenue noted above. The Company reduced its field employee headcount as revenue decreased. The number of the Company's case managers decreased from just over 814 at March 31, 2006 to approximately 749 at March 31, 2007. Consequently, approximately one half of the decrease in cost of revenues is attributable to a decrease in direct labor costs. The largest factor contributing to the decrease in the cost of revenues was a decrease in professional salaries by $5.9 million, from $64.1 million in fiscal 2006 to $58.2 million in fiscal 2007. This decrease was primarily attributable to a decrease in the number of case managers noted above.

The provider costs for the Company's CareIQ services decreased as the volume of activity decreased. The Company improved its operating productivity in the network solutions lines of business primarily due to enhancements in the Company's bill review software.

General and Administrative Expense

During fiscals years 2006, 2007 and 2008, approximately 59%, 62%, and 63%, respectively, of general and administrative costs consisted of corporate systems costs, which include the corporate systems support, implementation and training, rules engine development, national information technology (IT) strategy and planning, depreciation of the hardware costs in the Company's corporate offices and backup data center, the Company's national wide area network, and other systems related costs. The Company includes all IT related costs managed by the corporate office in general and administrative whereas the field IT related costs are included in the cost of revenues. The remaining general and administrative costs consist of national marketing, national sales support, corporate legal, corporate insurance, human resources, accounting, product management, new business development, and other general corporate expenses.

Change in General and Administrative Expense

Fiscal 2008 Compared to Fiscal 2007

General and administrative expense increased $4 million, or 12.3%, from $35.38 million in fiscal 2007 to $40 million in fiscal 2008. General and administrative expense increased as a percentage of revenue by 0.3% from 12.9% of revenue in fiscal 2007 to 13.2% of revenue in fiscal 2008. The Company's systems expenses increased $3 million, or 12.1%, from fiscal 2007 to fiscal 2008. The increase was primarily related to increased expenditures in national IT infrastructure, planning, development, and programming costs. Given the importance the Company places on its proprietary software, these costs may continue to increase.

The increase in cost due to the development and maintenance of software products and the implementation and incorporation of new technologies to remain competitive could have a material impact on the Company in the future. Likewise, the Company's exposure to litigation and increasing costs of insurance could have material effects as well.

Fiscal 2007 Compared to Fiscal 2006

General and administrative expense increased $5 million from $29.59 million in fiscal 2006 to $35.38 million in fiscal 2007. General and administrative expense increased as a percentage of revenue by 1.8% from 11.1% of revenue in fiscal 2006 to 12.9% of revenue in fiscal 2007. The Company's systems expenses increased $4 million, or 24.1%, from fiscal 2006 to fiscal 2007. The increase was primarily related to increased expenditures in national IT infrastructure, planning, development, and programming costs. Given the importance the Company places on its proprietary software, it is possible that these costs may continue to increase.

Income Tax Provision

Fiscal 2008 Compared to Fiscal 2007

The Company's income tax expense for fiscal years 2007 and 2008 was $12 million and $15 million, respectively. The Company's income tax expense in fiscal 2008 increased due to the increase in pre-tax income from $30 million in fiscal 2007 to $38 million in fiscal 2008. The effective income tax rates for fiscal years 2007 and 2008 were 39% and 39%, respectively. These rates differed from the statutory federal tax rate of 35% primarily due to state income taxes and certain non-deductible expenses.

Fiscal 2007 Compared to Fiscal 2006

The Company's income tax expense for fiscal years 2006 and 2007, was $6 million and $12 million, respectively. The Company's income tax expense in fiscal 2007 increased due to the increase in pre-tax income from $16 million in fiscal 2006 to $30 million in fiscal 2007. The effective income tax rates for fiscal years 2006 and 2007 were 38% and 39%, respectively. These rates differed from the statutory federal tax rate of 35% primarily due to state income taxes and certain non-deductible expenses.

Net Income

Fiscal 2008 Compared to Fiscal 2007

The Company's net income for fiscal years 2007 and 2008 was $19 million and $23 million, respectively. The Company's net income in fiscal 2008 increased due to the increase in productivity in the Company's field operations as noted above. Revenues increased $27 million while field costs increased just $15 million thus increasing gross margin from 24% in fiscal 2007 to 26% in fiscal 2008.

Fiscal 2007 Compared to Fiscal 2006

The Company's net income for fiscal years 2006 and 2007 was $10 million and $19 million, respectively. The Company's net income in fiscal 2007 increased due to the increase in productivity in the Company's field operations as noted above. Revenues increased $8 million while field costs decreased $12 million thus increasing gross margin from 17% in fiscal 2007 to 24% in fiscal 2007.

Earnings per Share

Fiscal 2008 Compared to Fiscal 2007

The Company's diluted earnings per share for fiscal years 2007 and 2008 were $1.30 and $1.67, respectively. The Company's earnings per share in fiscal 2008 increased due to the increase in net income as noted above along with the decrease in diluted shares from 14.3 million to 14.0 million due to the Company's ongoing stock repurchase program.

Fiscal 2007 Compared to Fiscal 2006

The Company's diluted earnings per share for fiscal years 2006 and 2007 were $0.67 and $1.30, respectively. The Company's earnings per share in fiscal 2007 increased due to the increase in net income as noted above along with the decrease in diluted shares from 14.6 million to 14.3 million due to the Company's ongoing stock repurchase program.

Liquidity and Capital Resources

The Company has historically funded its operations and capital expenditures primarily from cash flow from operations, and to a lesser extent, stock option exercises. The Company's net accounts receivables have historically averaged below 55 days of average sales. Property, net of accumulated depreciation, has averaged approximately 10% or less of annual revenue. These historical ratios of investments in assets used in the business has allowed the Company to generate sufficient cash flow to repurchase $162 million of its common stock during the past eleven fiscal years, without incurring debt, on cumulative net earnings of $178 million.

The Company believes that cash from operations, available funds under its line of credit, and funds from exercise of stock options granted to employees are adequate to fund existing obligations, repurchase shares of the Company's common stock under its current share repurchase program, introduce new services, and continue to develop healthcare related businesses for at least the next twelve months. The Company regularly evaluates cash requirements for current operations and commitments, and for capital acquisitions and other strategic transactions. The Company may elect to raise additional funds for these purposes, either through debt or additional equity financings, as appropriate. Additional equity or debt financing may not be available in the amounts, at the times or on terms favorable to us or at all.

As of March 31, 2008, the Company had $18 million in cash and cash equivalents, invested primarily in short-term, highly liquid investments with maturities of 90 days or less.

In August 2007, the Company entered into a credit agreement with a financial institution to provide a revolving credit facility with borrowing capacity of up to $10 million. This agreement expires in September 2008. Borrowings under this agreement bear interest, at the Company's option, at a fixed LIBOR-based rate (3.18% at March 31, 2008) plus 1.25% or at the financial institution's fluctuating prime lending rate (5.25% at March 31, 2008). The loan covenants require the Company to maintain the current assets to liabilities ratio of at least 1.25:1, debt to tangible net worth not greater than 1:1 and have positive net income. There are no outstanding revolving loans as of the date hereof, but letters of credit in the aggregate amount of $5.8 million have been issued under a letter of credit sub-limit that does not reduce the amount of borrowings available under the revolving credit facility.

The Company has historically required substantial capital to fund the growth of its operations, particularly working capital to fund the growth in accounts receivable and capital expenditures. The Company believes, however, that the cash balance at March 31, 2008 along with anticipated internally generated funds, the credit facility would be sufficient to meet the Company's expected cash requirements for at least the next twelve months.

Operating Cash Flows

Fiscal 2008 Compared to Fiscal 2007

Net cash provided by operating activities increased from $30 million in fiscal 2007 to $37 million in fiscal 2008. The increase in cash provided by operations was primarily due to an increase in net income from $19 million at March 31, 2007 to $23 million at March 31, 2008. Additionally, accounts receivable decreased by approximately $1 million from fiscal 2007 to fiscal 2008, while from fiscal 2006 to fiscal 2007, accounts receivable increased by $3 million.

Fiscal 2007 Compared to Fiscal 2006

Net cash provided by operating activities increased from $29 million in fiscal 2006 to $30 million in fiscal 2007. The increase in cash provided by operations was primarily due to an increase in net income from $10 million at March 31, 2006 to $19 million at March 31, 2007. This increase was due to the increase in revenue and decrease in cost of revenue as described above.

Investing Activities

Fiscal 2008 Compared to Fiscal 2007

Net cash flow used in investing activities increased from $21 million in fiscal 2007 to $29 million in fiscal 2008. This increase in investing activity was primarily due to an increase in capital additions from $9 million to $15 million for computer hardware and software and for the Company's new data center in Portland. The Company expects future expenditures for property and equipment to increase if revenues increase. During fiscal 2008, the Company spent $12.6 million for the Schaffer acquisition and paid $2 million for the earn-out related to the Hazelrigg acquisition.

Fiscal 2007 Compared to Fiscal 2006

Net cash flow used in investing activities increased from $8 million in fiscal 2006 to $21 million in fiscal 2007. This increase in net cash used in investing activities was primarily due to the Company's $12 million expenditure on the acquisition of Hazelrigg in January 2007. Additionally, capital expenditures increased due to investment in IT infrastructure.

Financing Activities

Fiscal 2008 Compared to Fiscal 2007

Net cash flow used in financing activities decreased from $9 million in fiscal 2007 to $5 million in fiscal 2008. The decrease in cash flow used in financing activities was due to a decrease in the purchase of common stock under the Company's stock repurchase program. During fiscal 2007, the Company spent $22 million to repurchase 708,666 shares of its common stock (at an average price of $30.88 per share). During fiscal 2008, the Company spent $8 million to repurchase 328,218 shares of its common stock (at an average price of $25.02 per share).

If the Company continues to generate cash flow from operating activities, the Company may continue to repurchase shares of its common stock on the open market, if authorized by the Company's Board of Directors, or seek to identify other businesses to acquire. In June 2006, the Board of Directors increased the number of shares authorized to be repurchased over the life of the repurchase program by an additional 1,500,000 shares to 12,150,000 shares. The Company has historically used cash provided by operating activities and from the exercise of stock options to repurchase stock. The Company expects that it may use some of the cash on the balance sheet at March 31, 2008 to repurchase additional shares of its common stock in the future.

Fiscal 2007 Compared to Fiscal 2006

Net cash flow used in financing activities decreased from $16 million in fiscal 2006 to $9 million in fiscal 2007. The decrease in cash flow used in financing activities was primarily due to cash proceeds from the Company's stock option and employee stock purchase plan increasing from $3 million in fiscal 2006 to $10 million in fiscal 2007. This increase was offset by the repurchase of shares of the Company's common stock. In fiscal 2006, the Company repurchased $19 million of common stock (1,253,008 shares, at an average price of $14.94 per share). In fiscal 2007, the Company repurchased $22 million of common stock (708,666 shares, at an average price of $30.88 per share).

Contractual Obligations

The following table set forth our contractual obligations at March 31, 2008, which are future minimum lease payments due under non-cancelable operating leases:

		For the Fiscal Years Ended March 31:			
	Total	2009	2010 - 2011	2012 - 2013	After 2013
Operating leases	$44,406,000	$12,775,000	$19,048,000	$9,584,000	$2,999,000
FIN 48 tax liability	4,480,000	4,480,000	—	—	—
Software license	1,728,000	864,000	864,000	—	—
Total	$50,614,000	$18,119,000	$19,912,000	$9,584,000	$2,999,000

Inflation. The Company experiences pricing pressures in the form of competitive prices. The Company is also impacted by rising costs for certain inflation-sensitive operating expenses such as labor and employee benefits, and facility leases. However, the Company generally does not believe these impacts are material to its revenues or net income.

Off-Balance Sheet Arrangements

The Company is not a party to off-balance sheet arrangements as defined by the Securities and Exchange Commission. However, from time to time the Company enters into certain types of contracts that contingently require the Company to indemnify parties against third-party claims. The contracts primarily relate to: (i) certain contracts to perform services, under which the Company may provide customary indemnification to the purchases of such services; (ii) certain real estate leases, under which the Company may be required to indemnify property owners for environmental and other liabilities, and other claims arising from the Company's use of the applicable premises; and (iii) certain agreements with the Company's officers, directors and employees, under which the Company may be required to indemnify such persons for liabilities arising out of their relationship with the Company.

The terms of such obligations vary by contract and in most instances a specific or maximum dollar amount is not explicitly stated therein. Generally, amounts under these contracts cannot be reasonably estimated until a specific claim is asserted. Consequently, no liabilities have been recorded for these obligations on the Company's balance sheets for any of the periods presented.

Critical Accounting Policies

The SEC defines critical accounting policies as those that require application of management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

The following is not intended to be a comprehensive list of our accounting policies. Our significant accounting policies are more fully described in Note A to the Consolidated Financial Statements. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States of America, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting an available alternative would not produce a materially different result.

We have identified the following accounting policies as critical to us: 1) revenue recognition, 2) cost of revenues, 3) allowance for uncollectible accounts, 4) goodwill and long-lived assets, 5) accrual for self-insured costs, 6) accounting for income taxes, and 7) share-based compensation.

Revenue Recognition: The Company's revenues are recognized primarily as services are rendered based on time and expenses incurred. A certain portion of the Company's revenues are derived from fee schedule auditing which is based on the number of provider charges audited and, to a lesser extent, on a percentage of savings achieved for the Company's customers. We generally recognize revenue when there is persuasive evidence of an arrangement, the services have been provided to the customer, the sales price is fixed or determinable, and collectability is reasonably assured. We reduce revenue for estimated contractual allowances and record any amounts invoiced to the customer in advance of service performance as deferred revenue.

Cost of revenues: Cost of services consists primarily of the compensation and fringe benefits of field personnel, including managers, medical bill analysts, field case managers, telephonic case managers, systems support, administrative support and account managers and account executives and related facility costs including rent, telephone and office supplies. Historically, the costs associated with these additional personnel and facilities have been the most significant factor driving increases in the Company's cost of services. Locally managed and incurred IT costs are charged to cost of revenues whereas the costs incurred and managed at the corporate offices are charged to general and administrative expense.

Allowance for Uncollectible Accounts: The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customers' current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible.

We must make significant management judgments and estimates in determining contractual and bad debt allowances in any accounting period. One significant uncertainty inherent in our analysis is whether our past experience will be indicative of future periods. Although we consider future projections when estimating contractual and bad debt allowances, we ultimately make our decisions based on the best information available to us at that time. Adverse changes in general economic conditions or trends in reimbursement amounts for our services could affect our contractual and bad debt allowance estimates, collection of accounts receivable, cash flows, and results of operations.

There has been no material change in the net reserve balance during the past three fiscal years. No one customer accounted for 10% or more of accounts receivable at March 31, 2007, and 2008.

Goodwill and Long-Lived Assets: Goodwill arising from business combinations represents the excess of the purchase price over the estimated fair value of the net assets of the acquired business. Pursuant to SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is tested annually for impairment or more frequently if circumstances indicate the potential for impairment. Also, management tests for impairment of its intangible assets and long-lived assets on an ongoing basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company's impairment is conducted at a company-wide level. With respect to goodwill, the measurement of fair value is based on an evaluation of market capitalization and is further tested using a multiple of earnings approach. With respect to long-lived assets and definite-lived intangible assets, the measurement of fair value is based on future undiscounted cash flows. In projecting the Company's cash flows, management considers industry growth rates and trends and cost structure changes. Based on its tests and reviews, no impairment of its goodwill, intangible assets or other long-lived assets existed at March 31, 2008. However, future events or changes in current circumstances could affect the recoverability of the carrying value of goodwill and long-lived assets. Should an asset be deemed impaired, an impairment loss would be recognized to the extent the carrying value of the asset exceeded its estimated fair market value.

Accrual for Self-insurance Costs: The Company self-insures for the group medical costs and workers' compensation costs of its employees. The Company purchases stop loss insurance for large claims. Management believes that the self-insurance reserves are appropriate; however, actual claims costs may differ from the original estimates requiring adjustments to the reserves. The Company determines its estimated self-insurance reserves based upon historical trends along with outstanding claims information provided by its claims paying agents.

Accounting for Income Taxes: The Company provides for income taxes in accordance with provisions specified in SFAS No. 109, "Accounting for Income Taxes." Accordingly, deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities. These differences will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. In making an assessment regarding the probability of realizing a benefit from these deductible differences, management considers the Company's current and past performance, the market environment in which the Company operates, tax planning strategies and the length of carry-forward periods for loss carry-forwards, if any. Valuation allowances are established when necessary to reduce deferred tax assets to amounts that are more likely than not to be realized. Further, the Company provides for income tax issues not yet resolved with federal, state and local tax authorities. As of April 1, 2007, Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of SFAS No. 109 was adopted. Prior to April 1, 2007, tax contingencies were accounted for under the principles of SFAS No. 5, "Accounting for Contingencies" Differences between the amounts reported as a result of adoption have been accounted for as a cumulative effect adjustment recorded to the April 1, 2007 retained earnings balance.

Share-Based Compensation: Effective April 1, 2006, the Company adopted the provisions of SFAS No. 123R, "Share-Based Payment," which establishes accounting for equity instruments exchanged for employee services. Under the provisions of SFAS No. 123R, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant). Prior to April 1, 2006, the Company accounted for share-based compensation to employees in accordance with APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Company also followed the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." The Company elected to employ the modified prospective transition method as provided by SFAS No. 123R and, accordingly, financial statement amounts for the prior periods presented have not been restated to reflect the fair value method of expensing share-based compensation.

Share-based compensation expense recognized in fiscal 2008 is based on awards ultimately expected to vest; therefore, it has been reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the pro forma information presented for periods prior to fiscal 2008, the Company accounted for forfeitures as they occurred. For the fiscal year ended March 31, 2008, SFAS No. 123R reduced the Company's income before taxes by $1,487,000 and net income was reduced by $907,000. Basic and diluted earnings per share were each reduced by $0.06 for the fiscal year ended March 31, 2008. For the fiscal year ended March 31, 2007, the Company's adoption of SFAS No. 123R reduced the Company's income before taxes by $1,258,000 and net income was reduced by $768,000. Basic and diluted earnings per share were each reduced by $0.05 for the fiscal year ended March 31, 2007. The adoption of SFAS No. 123R did not affect cash flow.

The Company estimates the fair value of stock options using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the exercise price of the award, the expected option term, the expected volatility of the Company's stock over the option's expected term, the risk-free interest rate over the option's term, and the Company's expected annual dividend yield. The Company's management believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the Company's stock options granted in fiscal 2008. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.

The key input assumptions that were utilized in the valuation of the stock options granted during the fiscal year ended March 31, 2008 are summarized in the table below.

Expected option term (1)	4.7 to 4.8 years
Expected volatility (2)	39% to 40%
Risk-free interest rate (3)	2.8% to 4.6%
Expected annual dividend yield	0%

(1) The expected option term is based on historical exercise and post-vesting termination patterns.

(2) Expected volatility represents a combination of historical stock price volatility and estimated future volatility.

(3) The risk-free interest rate is based on the implied yield on five year United States Treasury Bill on the date of grant.

Recently Issued Accounting Standards

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, or SFAS No. 159. SFAS No. 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Management is currently in the process of evaluating the potential impact of adopting SFAS No. 159 on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*. SFAS No. 141(R) replaces SFAS No. 141, *Business Combinations*. SFAS No. 141(R) retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141(R) amends the recognition provisions for assets and liabilities acquired in a business combination, including those arising from contractual and noncontractual contingencies. SFAS No. 141(R) also amends the recognition criteria for contingent consideration. In addition, under SFAS No. 141(R), changes in an acquired entity's deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense. SFAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. Early adoption is not permitted. Management is currently evaluating the potential impact of adopting SFAS No. 141(R) on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51*. SFAS No. 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. Management does not currently expect the adoption of SFAS No. 160 to have a material impact on the consolidated financial statements.

FASB Staff Position No. FAS 157-2 ("FSP 157-2"), *Effective Date of FASB Statement No. 157* was issued in February 2008. FSP 157-2 delays the effective date of SFAS No. 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value at least once a year, to fiscal years beginning after November 15, 2008, and for interim periods within those fiscal years.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
CorVel Corporation

We have audited the accompanying consolidated balance sheets of CorVel Corporation (the "Company") as of March 31, 2008 and 2007, and the related statements of income, stockholders' equity, and cash flows for each of the years then ended. In connection with our audit of the consolidated financial statements, we have also audited the financial statement schedule for each of the years ended March 31, 2008 and 2007. We also have audited CorVel Corporation's internal control over financial reporting as of March 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and are included in management's assessment:

- The Company did not maintain adequate controls to ensure the proper inclusion or exclusion of expenditures within the reporting period and, therefore, the accuracy and completeness of accounts payable.

- The Company did not maintain adequate controls to support: (i) effective and timely analysis and correction of errors noted when reconciling significant accounts, (ii) complete and accurate financial statement disclosures, and (iii) restricted access to certain financial systems and files necessary to maintain the integrity of journal entry reviews, account reconciliations, and financial reports. Furthermore, the indirect lines of responsibilities within the Company's accounting and reporting function do not provide direct oversight and accountability to allow for timely and accurate financial reporting.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the Company's 2008 consolidated financial statements and does not affect our report on such financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule for each of the years ended March 31, 2008 and 2007, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As discussed in Note F to the consolidated financial statements, effective April 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertain Tax Positions", which changed the manner in which the Company accounts for the financial statement recognition and measurement of uncertain tax positions. Also, as discussed in Note A to the consolidated financial statements, on April 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-based Payment", which changed the manner in which the Company accounts for share-based compensation.

/s/ HASKELL & WHITE LLP

Irvine, California
June 13, 2008

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
CorVel Corporation

We have audited the accompanying consolidated statement of income, stockholders' equity, and cash flows of CorVel Corporation (the Company) for the year ended March 31, 2006. Our audit of the basic financial statements included the financial statement schedule listed in the index appearing under Item 15(a)(2). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and consolidated cash flows of CorVel Corporation for the year ended March 31, 2006 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ GRANT THORNTON LLP

Portland, Oregon
June 28, 2006

CORVEL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Years Ended March 31,		
	2006	2007	2008
Revenues	$266,504,000	$274,581,000	$301,894,000
Cost of revenues	221,060,000	208,746,000	223,829,000
Gross profit	45,444,000	65,835,000	78,065,000
General and administrative	29,590,000	35,383,000	39,720,000
Income before income taxes	15,854,000	30,452,000	38,345,000
Income tax provision	6,101,000	11,876,000	14,961,000
Net Income	$ 9,753,000	$ 18,576,000	$ 23,384,000
Net Income per share:			
Basic	$ 0.67	$ 1.32	$ 1.69
Diluted	$ 0.67	$ 1.30	$ 1.67
Weighted average shares outstanding:			
Basic	14,534,000	14,070,000	13,856,000
Diluted	14,592,000	14,268,000	14,036,000

See accompanying notes to consolidated financial statements.

CORVEL CORPORATION

CONSOLIDATED BALANCE SHEETS

	March 31, 2007	March 31, 2008
ASSETS		
Current Assets		
Cash and cash equivalents	$ 15,020,000	$ 17,911,000
Accounts receivable (less allowance for doubtful accounts of $3,510,000 in 2007 and $2,888,000 in 2008)	41,027,000	39,164,000
Prepaid expenses and taxes	3,090,000	5,242,000
Deferred income taxes	5,150,000	4,076,000
Total current assets	64,287,000	66,393,000
Property and equipment, net	24,864,000	30,569,000
Goodwill	22,341,000	31,875,000
Other intangible assets	1,970,000	7,789,000
Non-current deferred income taxes and other assets	306,000	3,949,000
	$ 113,768,000	$ 140,575,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts and taxes payable	$ 13,418,000	$ 20,475,000
Accrued liabilities	15,851,000	16,473,000
Total current liabilities	29,269,000	36,948,000
Deferred income taxes	5,302,000	7,249,000
Total liabilities	34,571,000	44,197,000
Commitments and contingencies (Notes I, J, and M)		
Stockholders' Equity		
Common stock, $.0001 par value: 30,000,000 and 60,000,000 shares authorized at March 31, 2007 and 2008, respectively; 25,320,089 shares issued (13,960,692 shares outstanding, net of Treasury shares) and 25,480,315 shares issued (13,792,701 shares outstanding, net of Treasury shares) at March 31, 2007 and March 31, 2008, respectively	3,000	3,000
Paid-in-capital	75,554,000	80,219,000
Treasury Stock, at cost (11,359,397 shares in 2007 and 11,687,614 shares in 2008)	(154,091,000)	(162,302,000)
Retained earnings	157,731,000	178,458,000
Total stockholders' equity	79,197,000	96,378,000
	$ 113,768,000	$ 140,575,000

See accompanying notes to consolidated financial statements.

CORVEL CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Fiscal Years Ended March 31, 2006, 2007, and 2008

	Common Shares	Stock Amount	Paid-In-Capital	Treasury Shares	Treasury Stock	Retained Earnings	Total Shareholders' Equity
Balance — March 31, 2005	24,507,498	$2,000	$57,670,000	(9,397,722)	$(113,481,000)	$129,402,000	$ 73,593,000
Stock issued under employee stock purchase plan	52,647	—	658,000	—	—	—	658,000
Stock issued under stock option plan, net of shares repurchased	215,936	—	2,337,000	—	—	—	2,337,000
Income tax benefits from stock option exercises	—	—	419,000	—	—	—	419,000
Purchase of treasury stock	—	—	—	(1,253,008)	(18,724,000)	—	(18,724,000)
Net income	—	—	—	—	—	9,753,000	9,753,000
Balance — March 31, 2006	24,776,081	2,000	61,084,000	(10,650,730)	(132,205,000)	139,155,000	68,036,000
Stock Split in the form of 50% stock dividend	—	1,000	(1,000)	—	—	—	—
Stock issued under employee stock purchase plan	14,896	—	371,000	—	—	—	371,000
Stock issued under stock option plan, net of shares repurchased	529,112	—	9,250,000	—	—	—	9,250,000
Stock-based compensation expense	—	—	1,258,000	—	—	—	1,258,000
Income tax benefits from stock option exercises	—	—	3,592,000	—	—	—	3,592,000
Purchase of treasury stock	—	—	—	(708,667)	(21,886,000)	—	(21,886,000)
Net income	—	—	—	—	—	18,576,000	18,576,000
Balance — March 31, 2007	25,320,089	3,000	75,554,000	(11,359,397)	(154,091,000)	157,731,000	79,197,000
Cumulative effect adjustment pursuant to adoption of FIN 48	—	—	—	—	—	(2,657,000)	(2,657,000)
Stock issued under employee stock purchase plan	14,424	—	364,000	—	—	—	364,000
Stock issued under stock option plan, net of shares repurchased	145,802	—	2,474,000	—	—	—	2,474,000
Stock-based compensation expense	—	—	1,487,000	—	—	—	1,487,000
Income tax benefits from stock option exercises	—	—	340,000	—	—	—	340,000
Purchase of treasury stock	—	—	—	(328,217)	(8,211,000)	—	(8,211,000)
Net income	—	—	—	—	—	23,384,000	23,384,000
Balance — March 31, 2008	25,480,315	$3,000	$80,219,000	(11,687,614)	$(162,302,000)	$178,458,000	$ 96,378,000

See accompanying notes to consolidated financial statements.

CORVEL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Years Ended March 31,		
	2006	2007	2008
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 9,753,000	$ 18,576,000	$ 23,384,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	10,940,000	10,122,000	11,768,000
Loss on write down or disposal of property or capitalized software	26,000	382,000	130,000
Stock-based compensation expense	—	1,258,000	1,487,000
Tax benefits from stock option exercises	419,000	—	—
Provision for doubtful accounts	3,713,000	2,462,000	2,464,000
Provision (benefit) for deferred income taxes	(1,474,000)	(1,517,000)	(2,226,000)
Changes in operating assets and liabilities:			
Accounts receivable	2,377,000	(2,868,000)	761,000
Prepaid expenses and taxes	1,670,000	(869,000)	(2,152,000)
Other assets	(147,000)	397,000	170,000
Accounts and taxes payable	1,419,000	(294,000)	2,654,000
Accrued liabilities	48,000	2,343,000	(1,173,000)
Net cash provided by operating activities	28,744,000	29,992,000	37,267,000
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisition of business, net of cash acquired	—	(11,972,000)	(14,586,000)
Purchases of property and equipment	(7,754,000)	(8,533,000)	(14,757,000)
Net cash used in investing activities	(7,754,000)	(20,505,000)	(29,343,000)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from employee stock purchase plan	658,000	371,000	364,000
Proceeds from exercise of stock options	2,337,000	9,250,000	2,474,000
Tax benefits from stock option exercises	—	3,592,000	340,000
Purchase of treasury stock	(18,724,000)	(21,886,000)	(8,211,000)
Net cash used in financing activities	(15,729,000)	(8,673,000)	(5,033,000)
Net increase in cash and cash equivalents	5,261,000	814,000	2,891,000
Cash and cash equivalents at beginning of year	8,945,000	14,206,000	15,020,000
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 14,206,000	$ 15,020,000	$ 17,911,000
Non-cash items:			
Income taxes paid	$ 6,624,000	$ 9,376,000	$ 16,329,000
Interest expense	$ 1,000	$ —	$ —
Software license	$ —	$ —	$ 1,746,000
Accrued acquisition earn-out	$ —	$ —	$ 500,000

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007 and 2008

Note A — Summary of Significant Accounting Policies

Organization: CorVel Corporation (CorVel or the Company), incorporated in Delaware in 1987, provides services and programs nationwide that are designed to enable insurance carriers, third party administrators and employers with self-insured programs to administer, manage and control the cost of workers' compensation and other healthcare benefits. The company provides case management, claims administration, and medical bill review services to these payors.

Basis of Presentation: The consolidated financial statements include the accounts of CorVel and its wholly-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates: The preparation of financial statements in conforming with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Actual results could differ from those estimates. Significant estimates include the values assigned to intangible assets, capitalized software development, the allowance for doubtful accounts, accrual for income taxes, purchase price allocation for acquisitions, and accrual for self-insurance reserves.

Cash and Cash Equivalents: Cash and cash equivalents consist of short-term highly-liquid investments with maturities of 90 days or less when purchased.

Fair Value of Financial Instruments: The carrying amounts of the Company's financial instruments (i.e. cash, accounts receivable, accounts payable, etc.) approximate their fair values at March 31, 2007 and 2008.

Revenue Recognition: The Company's revenues are recognized primarily as services are rendered based on time and expenses incurred. A certain portion of the Company's revenues are derived from fee schedule auditing which is based on the number of provider charges audited and on a percentage of savings achieved for the Company's customers. We generally recognize revenue when there is persuasive evidence of an arrangement, the services have been provided to the customer, the sales price is fixed or determinable, and collectability is reasonably assured. We reduce revenue for estimated contractual allowances and record any amounts invoiced to the customer in advance of service performance as deferred revenue. Emerging Issues Task Force ("EITF") Topic 00-21, Revenue Arrangements with Multiple Deliverables, addresses the accounting for revenues in which multiple products and/or services are delivered at different times under one arrangement with a customer, and provides guidance in determining whether multiple deliverables should be considered as separate units of accounting. The Company may provide patient management and network solutions services to the same customer from the same CorVel office. The Company reviewed its revenue recognition policy with respects to EITF 00-21 and determined that the Company is properly recognizing revenue as each service is performed for the customer.

Accounts Receivable: The majority of the Company's accounts receivable is due from companies in the property and casualty insurance industries. Credit is extended based on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are due within 30 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable, along with sales adjustments, to cost of revenues when they become uncollectible. Accounts receivable includes $3,020,000 and $2,149,000 of unbilled receivables at March 31, 2007 and 2008, respectively. Unbilled receivables represent the revenue for the work performed which has not yet been invoiced to the customer. Unbilled receivables are generally invoiced within the following month. No one customer accounted for 10% or more of accounts receivable at March 31, 2007, and 2008.

Concentrations of Credit Risk: Substantially all of the Company's customers are payors of workers' compensation expense and property and casualty insurance, which include insurance companies, third party administrators, self-insured employers and government entities. Receivables are generally due within 30 days. Credit losses relating to customers in the workers' compensation insurance industry consistently have been within management's expectations. Virtually all of the Company's cash is invested in financial institutions in amounts which exceed the FDIC insurance levels.

Property and Equipment: Additions to property and equipment are recorded at cost. The Company provides for depreciation on property and equipment using the straight-line method by charges to operations in amounts that allocate the cost of depreciable assets over their estimated lives as follows:

Asset Classification	Estimated Useful Life
Leasehold Improvements	The shorter of five years or the life of lease
Furniture and Equipment	Five to seven years
Computer Hardware	Three to five years
Computer Software	Three to five years

The Company capitalizes software development costs intended for internal use. The Company accounts for internally developed software costs in accordance with SOP 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* Capitalized software development costs, intended for internal use, totaled $6,897,000 (net of $25,570,000 in accumulated amortization) and $6,293,000, (net of $28,771,000 in accumulated amortization) as of March 31, 2007 and 2008, respectively. These costs are included in computer software in property and equipment and are amortized over a period of five years.

Long-Lived Assets: The carrying amount of all long-lived assets is evaluated periodically to determine if adjustment to the depreciation and amortization period or to the unamortized balance is warranted. Such evaluation is based principally on the expected utilization of the long-lived assets and the projected, undiscounted cash flows of the operations in which the long-lived assets are deployed.

Goodwill: The Company accounts for its business combinations in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," which requires that the purchase method of accounting be applied to all business combinations and addresses the criteria for initial recognition of intangible assets and goodwill. In accordance with SFAS No. 142, "Goodwill and Other Intangibles", goodwill and other intangible assets with indefinite lives are not amortized but are tested for impairment annually, or more frequently if circumstances indicate the possibility of impairment. If the carrying value of goodwill or an intangible asset exceeds its fair value, an impairment loss shall be recognized. The Company's goodwill impairment test is conducted company-wide and the fair value is compared to its carrying value. The measurement of fair value is based on an evaluation of market capitalization and is further tested using a multiple of earnings approach. For all years presented, the Company's tests indicated that no impairment existed and, accordingly, no loss has been recognized. Goodwill amounted to $22,341,000, (net of accumulated amortization of $2,069,000) at March 31, 2007 and $31,875,000, (net of accumulated amortization of $2,069,000) at March 31, 2008.

Cost of revenues: Cost of services consists primarily of the compensation and fringe benefits of field personnel, including managers, medical bill analysts, field case managers, telephonic case managers, systems support, administrative support and account managers and account executives and related facility costs including rent, telephone and office supplies. Historically, the costs associated with these additional personnel and facilities have been the most significant factor driving increases in the Company's cost of services.

Income Taxes: Income taxes are provided for in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." Accordingly, deferred income tax assets and liabilities are computed for differences between the carrying amounts of assets and liabilities for financial statement and tax purposes. Deferred income tax assets are required to be reduced by a valuation allowance when it is determined that it is more likely than not that all or a portion of a deferred tax asset will not be realized. In determining the necessity and amount of a valuation allowance, management considers current and past performance, the operating market environment, tax planning strategies and the length of tax benefit carry forward periods. As of April 1, 2007, Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of SFAS No. 109 was adopted. Prior to April 1, 2007, tax contingencies were accounted for under the principles of SFAS No. 5, "Accounting for Contingencies" Differences between the amounts reported as a result of adoption have been accounted for as a cumulative effect adjustment recorded to the April 1, 2007 retained earnings balance.

Accrual for Self-insurance Costs: The Company self-insures for the group medical costs and workers' compensation costs of its employees. The Company purchases stop loss insurance for large claims. Management believes that the self-insurance reserves are appropriate; however, actual claims costs may differ from the original estimates requiring adjustments to the reserves. The Company determines its estimated self-insurance reserves based upon historical trends along with outstanding claims information provided by its claims paying agents.

Share-Based Compensation: Prior to fiscal 2007, the Company accounted for its stock-based compensation plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Company adopted the provisions of SFAS No. 123R, "Share-Based Payment" on April 1, 2006. The Company elected to employ the modified prospective transition method and, accordingly, financial statement amounts for prior periods presented have not been restated to reflect the fair value method of expensing share-based compensation.

Earnings Per Share: Earnings per common share-basic is based on the weighted average number of common shares outstanding during the period. Earnings per common shares-diluted is based on the weighted average number of common shares and common share equivalents outstanding during the period. In calculating earnings per share, earnings are the same for the basic and diluted calculations. Weighted average shares outstanding increased for diluted earnings per share due to the effect of stock options.

The difference between the basic shares and the diluted shares for each of the three fiscal years ended March 31, 2006, 2007, and 2008 is as follows:

	Fiscal 2006	Fiscal 2007	Fiscal 2008
Basic weighted shares	14,534,000	14,070,000	13,856,000
Treasury stock impact of stock options	58,000	198,000	180,000
Diluted weighted shares	14,592,000	14,268,000	14,036,000

The Company excluded 186,445 anti-dilutive shares from the weighted shares calculation during fiscal 2008 because the option prices were below the average fair market value of the stock.

Recent Accounting Pronouncements:

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, or SFAS No. 159. SFAS No. 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Management is evaluating the potential impact of adopting SFAS No. 159 on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*. SFAS No. 141(R) replaces SFAS No. 141, *Business Combinations*. SFAS No. 141(R) retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141(R) amends the recognition provisions for assets and liabilities acquired in a business combination, including those arising from contractual and noncontractual contingencies. SFAS No. 141(R) also amends the recognition criteria for contingent consideration. In addition, under

SFAS No. 141(R), changes in an acquired entity's deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense. SFAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. Early adoption is not permitted. Management is currently evaluating the potential impact of adopting SFAS No. 141(R) on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51*. SFAS No. 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. Management does not currently expect the adoption of SFAS No. 160 to have a material impact on the consolidated financial statements.

FASB Staff Position No. FAS 157-2 ("FSP 157-2"), *Effective Date of FASB Statement No. 157* was issued in February 2008. FSP 157-2 delays the effective date of SFAS No. 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value at least once a year, to fiscal years beginning after November 15, 2008, and for interim periods within those fiscal years. Management is currently evaluating the potential impact of adopting FAS 157-2 on the consolidated financial statements.

Note B — Paid-in-capital

In August 2007, the shareholders of CorVel Corporation approved an amendment to the Company's certificate of incorporation to increase the number of authorized shares from 30,000,000 to 60,000,000.

Note C — Stock Options and Stock Based Compensation

Under the Company's Restated Omnibus Incentive Plan (Formerly The Restated 1988 Executive Stock Option Plan) ("the Plan") as in effect at March 31, 2008, options for up to 9,682,500 shares of the Company's common stock may be granted to key employees, non-employee directors and consultants at exercise prices not less than the fair market value of the stock at the date of grant. Options granted under the Plan are non-statutory stock options and generally vest 25% one year from date of grant and the remaining 75% vesting ratably each month for the next 36 months. The options granted to employees and the board of directors expire at the end of five years and ten years from date of grant, respectively.

Prior to fiscal year 2007, the Company had not granted any performance-based stock options under the Plan. During fiscal 2007, the Company granted options for 149,000 shares of common stock which vest only if the Company achieve pre-determined earnings per share targets for calendar years 2008, 2009, and 2010 as established by the Company's board of directors. During the quarter ended December 31, 2007, the Company's earnings per share approximated the earnings target for calendar year 2008 and the Company recognized compensation expense for the options within that tranche. The earnings per share targets for the calendar year 2009 and 2010 tranches are greater than the Company's current earnings per share and the Company has not yet recognized any stock compensation expense for the options within these tranches. As the Company approaches these EPS targets, it will recognize the related stock compensation expense. The Company will recognize these expenses when management believes that the targets will be achieved.

During fiscal 2008, the Company granted options for 42,000 shares of common stock which vest only if the Company achieves certain pre-determined revenue targets for certain services for each region in calendar years 2009, 2010 and 2011 as established by the Company's board of directors. These targets are greater than the Company's present revenue streams in these services and the Company has not recognized any stock compensation expense for these options. Should the Company achieve the revenue targets in any of the calendar year tranches, then the Company will recognize stock compensation expense for these options.

All options granted in the three fiscal years ended March 31, 2006, 2007, 2008 were granted at fair market value and are non-statutory stock options. Summarized information for all stock options for the past three fiscal year follows:

	2006	2007	2008
Options outstanding — beginning of the year	1,454,831	1,269,723	1,021,141
Options granted	233, 100	495,175	186,350
Options exercised	(228,654)	(543,614)	(148,878)
Options cancelled/forfeited	(189,554)	(200,143)	(27,755)
Options outstanding — end of year	1,269,723	1,021,141	1,030,858
During the year, weighted average exercised price of:			
Options granted	$ 13.65	$ 20.07	$ 25.84
Options exercised	$ 11.31	$ 18.31	$ 17.94
Options forfeited	$ 16.78	$ 18.53	$ 19.05
At the end of the year			
Price range of outstanding options	$6.81-$25.83	$6.81-$47.70	$8.08-$47.70
Weighted average exercise price per share	$ 17.28	$ 17.84	$ 19.24
Options available for future grants	892,254	1,347,023	1,188,428
Exercisable options	807,306	315,713	404,479

Effective April 1, 2006, the Company adopted the provisions of SFAS No. 123R, "Share-Based Payment," which establishes accounting for share-based instruments exchanged for employee services. Under the provisions of SFAS No. 123R, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant). Prior to April 1, 2006, the Company accounted for share-based compensation to employees in accordance with APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Company also followed the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." The Company elected to employ the modified prospective transition method as provided by SFAS No. 123R and, accordingly, financial statement amounts for the prior periods presented have not been restated to reflect the fair value method of expensing share-based compensation.

For the years ended March 31, 2007 and 2008, the Company recorded share-based compensation expense of $1,258,000 and $1,487,000, respectively. The table below shows the amounts recognized in the financial statements for the fiscal years ended March 31, 2007 and 2008.

	Fiscal 2007	Fiscal 2008
Cost of revenue	$ 657,000	$ 638,000
General and administrative	601,000	849,000
Total cost of stock-based compensation included in income before income tax	1,258,000	1,487,000
Amount of income tax benefit recognized	490,000	580,000
Amount charged to net income	$ 768,000	$ 907,000
Effect on basic earnings per share	$ 0.05	$ 0.06
Effect on diluted earnings per share	$ 0.05	$ 0.06

The adoption of SFAS No. 123R did not affect cash flow.

Share-based compensation expense recognized in fiscal 2007 and fiscal 2008 is based on awards ultimately expected to vest; therefore, it has been reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the pro forma information presented for periods prior to fiscal 2007, the Company accounted for forfeitures as they occurred.

The Company records compensation expense for employee stock options based on the estimated fair value of the options on the date of grant using the Black-Scholes option-pricing model with the assumptions included in the table below. The Company uses historical data among other factors to estimate the expected volatility, the expected option life, and the expected forfeiture rate. The risk-free rate is based on the interest rate paid on a U.S. Treasury issue with a term similar to the estimated life of the option. During fiscal 2008 based upon the historical experience of options cancellations, the Company used estimated forfeiture rates ranging from 6.3% to 10.3%. Forfeiture rates will be adjusted over the requisite service period when actual forfeitures differ, or are expected to differ, from the estimate.

The fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted average assumptions were used for fiscal years ending March 31, 2006, 2007 and 2008:

	Fiscal 2006	Fiscal 2007	Fiscal 2008
Expected volatility	38%	38% to 40%	39% to 40%
Risk free interest rate	4.0%	4.6% to 4.9%	2.8% to 4.6%
Dividend yield	0.0%	0.0%	0.0%
Weighted average option life	4.7 years	4.8 to 5.0 years	4.7 to 4.8 years

For purposes of pro forma disclosures under SFAS 123 for the fiscal year 2006, the estimated fair value of share-based awards was assumed to be amortized to expense over the vesting period of the award. There is no pro forma presentation for the fiscal years ended March 31, 2007 and 2008, as the Company adopted SFAS 123R as of April 1, 2006, as discussed above. The following table illustrates the effect on net income had the Company applied the fair value recognition provisions of SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by SFAS 148, "Accounting for Stock-Based Compensation — Transition and Disclosure" ("SFAS 148") for the fiscal year ended March 31, 2006.

	Fiscal 2006
Net income as reported	$9,753,000
Add back: Stock based compensation costs charged to expense	—
Deduct: Stock based employee compensation cost, net of taxes	(764,000)
Pro forma net income	$8,989,000
Earnings per share — basic	
As reported	$ 0.67
Pro forma	$ 0.62
Earnings per share — diluted	
As reported	$ 0.67
Pro forma	$ 0.62

The following table summarizes the status of stock options outstanding and exercisable at March 31, 2008:

Range of Exercise Prices	Number of Outstanding Options	Weighted Average Remaining Contractual Life	Outstanding Options – Weighted Average Exercise Price	Exercisable Options – Number of Exercisable Options	Exercisable Options – Weighted Average Exercise Price
$8.08 to $15.55	251,777	2.83	$13.04	143,240	$12.69
$15.55 to $16.67	282,976	3.03	15.81	72,961	$15.94
$16.67 to $25.10	266,893	4.00	20.88	132,810	$19.53
$25.10 to $47.70	229,212	3.96	28.40	55,468	$28.73
Total	1,030,858	3.44	$19.24	404,479	$17.72

A summary of the status for all outstanding options at March 31, 2008, and changes during the fiscal year then ended is presented in the table below:

	Number of Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value as of March 31, 2008
Options outstanding, March 31, 2007	1,021,141	$17.84		
Granted	186,350	25.84		
Exercised	(148,878)	17.94		
Cancelled — forfeited	(25,183)	18.70		
Cancelled — expired	(2,572)	22.43		
Options outstanding, March 31, 2008	1,030,858	$19.24	3.44	$11,788,828
Options vested and expected to vest	917,638	$19.09	3.37	$10,631,816
Ending exercisable	404,479	$17.72	2.72	$ 5,229,395

The weighted average fair value of options granted during fiscal 2006, 2007, and 2008 was $4.40, $8.38, and $10.31, respectively. The total intrinsic value of options exercised during fiscal years 2007 and 2008 were $7,565,000 and $1,322,000, respectively. Unamortized stock compensation expense at March 31, 2008 was $3,521,000.

The Company recognized $9,250,000 and $2,474,000 of cash receipts and $3,592.000 and $340,000 of tax benefits from the exercise of stock options during fiscal 2007 and 2008, respectively. Unvested options at March 31, 2007 were 462,417. Vested options at March 31, 2007 were 807,306. 186,350 options were granted during fiscal 2008. Vested options at March 31, 2008 were 404,479. Unvested options at March 31, 2008 were 626,379.

Shares used to settle options are new shares issued and not from Treasury Shares

Note D — Property and Equipment

Property and equipment consists of the following at March 31, 2007 and 2008:

	2007	2008
Office equipment and computers	$ 42,641,000	$ 50,915,000
Computer software	39,997,000	45,435,000
Leasehold improvements	4,034,000	4,280,000
	86,672,000	100,630,000
Less: accumulated depreciation and amortization	(61,808,000)	(70,061,000)
	$ 24,864,000	$ 30,569,000

Note E — Accrued Liabilities and Accounts and Taxes Payable

Accrued liabilities consist of the following at March 31, 2007 and 2008:

	2007	2008
Payroll taxes and related benefits	$ 9,088,000	$ 7,843,000
Self-insurance accruals	3,620,000	4,735,000
Deferred revenue	1,697,000	2,082,000
Accrued rent	1,174,000	891,000
Other	272,000	922,000
	$15,851,000	$16,473,000

Accounts and taxes payable consist of the following at March 31, 2007 and 2008:

	2007	2008
Accounts payable	$11,893,000	$14,068,000
Income taxes payable	1,525,000	6,407,000
	$13,418,000	$20,475,000

Note F — Income Taxes and Adjustment to Income Tax Liability

The income tax provision consists of the following for the three years ended March 31, 2006, 2007 and 2008:

	2006	2007	2008
Current — Federal	$ 6,822,000	$12,260,000	$12,970,000
Current — State	753,000	1,133,000	2,166,000
Subtotal	7,575,000	13,393,000	15,136,000
Deferred — Federal	(1,340,000)	(1,379,000)	11,000
Deferred — State	(134,000)	(138,000)	(186,000)
Subtotal	(1,474,000)	(1,517,000)	(175,000)
	$ 6,101,000	$11,876,000	$14,961,000

The following is a reconciliation of the income tax provision from the statutory federal income tax rate to the effective rate for the three years ended March 31, 2006, 2007 and 2008:

	2006	2007	2008
Income taxes at federal statutory rate (35%)	$5,549,000	$10,659,000	$13,433,000
State income taxes, net of federal benefit	552,000	646,000	1,287,000
Other	—	571,000	241,000
	$6,101,000	$11,876,000	$14,961,000

Income taxes paid totaled $6,624,000, $9,736,000 and $16,329,000 for the years ended March 31, 2006, 2007, and 2008, respectively.

Deferred tax assets and liabilities at March 31, 2007 and 2008 are:

	2007	2008
Deferred income tax assets:		
Accrued liabilities not currently deductible	$ 3,470,000	$ 3,107,000
Allowance for doubtful accounts	1,369,000	1,169,000
FIN 48 benefit	—	1,969,000
Stock Compensation	—	936,000
Other	311,000	801,000
Deferred assets	5,150,000	7,982,000
Deferred tax liabilities		
Excess of book over tax basis of fixed assets	(4,097,000)	(3,931,000)
Intangible assets	—	(2,902,000)
Other	(1,205,000)	(416,000)
Deferred liabilities	(5,302,000)	(7,249,000)
Net deferred tax (liability) asset	$ (152,000)	$ 733,000

Prepaid expenses and taxes include $954,000 and $2,611,000 at March 31, 2007 and March 31, 2008, respectively, for income taxes due in the first quarter of the succeeding fiscal year. The Company adopted the provisions of FIN 48 on April 1, 2007.

As a result of the implementation of FIN 48, the Company recognized $2,657,000 in additional liability for uncertainties involving filing positions in various jurisdictions. This uncertainty is subject to review by state taxing agencies. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance as of March 31, 2007	$4,381,000
Additions based on tax positions related to the current year	560,000
Additions for tax positions of prior years	47,000
Reductions for tax positions of prior years	(508,000)
Balance as of March 31, 2008	$4,480,000

Any change in the above unrecognized tax benefits will impact the effective tax rate.

At the adoption date of April 1, 2007, the Company believed that there was $1,967,000 of FIN 48 liability. However, upon further analysis, the Company noted that an additional FIN 48 liability in the amount of $2,657,000 needed to be recorded. Accordingly, an adjustment has been recorded to retained earnings due to the cumulative effect of change in accounting principle.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. During the years ended March 31, 2007 and 2008, the Company recognized approximately $1,697,000 and $88,000 in interest and penalties. As of the adoption date of April 1, 2007 and as of March 31, 2008, accrued interest related to uncertain tax positions was $1,697,000 and $1,785,000, respectively.

The tax fiscal years 2004-2007 remain open to examination by the major taxing jurisdictions to which we are subject.

Management believes an error existed in our accounting treatment for FIN 48 related to prior quarters in the current fiscal year. In consideration of Staff Accounting Bulletin No. 108, management assessed the impact of the error and determined the error was immaterial, and did not materially impact the consolidated financial position, net income or earnings per share for any of the affected quarterly results. In the quarter ended March 31, 2008, the Company made a one-time adjustment to the relevant accounts, and the tax adjusted net result was an increase to tax liabilities and a decrease to retained earnings of approximately $2,657,000.

Note G — Employee Stock Purchase Plan

The Company maintains an Employee Stock Purchase Plan ("ESPP") which was amended by approval of the Company's stockholders in September 2005 to allow employees of the Company and its subsidiaries to purchase shares of common stock on the last day of two six-month purchase periods (i.e. March 31 and September 30) at a purchase price which is 95% of the closing sale price of shares as quoted on NASDAQ on the last day of such purchase period. Prior to the purchase period beginning October 1, 2005, the purchase price was equal to 85% of the closing sale price of shares as quoted on NASDAQ on the first or last day of the purchase period, whichever was lower. In September 2005, the shareholders approved to amend the plan to the purchase price formula noted above. Employees are allowed to contribute up to 20% of their gross pay. A maximum of 1,425,000 shares has been authorized for issuance under the ESPP, as amended. As of March 31, 2008, 1,145,081 shares had been issued pursuant to the ESPP. Summarized ESPP information is as follows:

	2006	2007	2008
Employee contributions	$658,000	$371,000	$364,000
Shares acquired	52,647	14,896	14,424
Average purchase price	$ 12.50	$ 24.91	$ 25.24

Note H — Treasury Stock

During each of the three fiscal years in the period ended March 31, 2008, the Company continued to repurchase shares of its common stock under a plan originally approved by the Company's Board of Directors in 1996. Including an expansion authorized in June 2006, the total number of shares authorized to be repurchased is 12,150,000 shares. Purchases may be made from time to time depending on market conditions and other relevant factors. The share repurchases for fiscal years ended March 31, 2006, 2007 and 2008 and cumulative since inception of the authorization are as follows:

	2006	2007	2008	Cumulative
Shares repurchased	1,253,008	708,667	328,217	11,687,614
Cost	$18,724,000	$21,886,000	$8,211,000	$162,302,000
Average price	$ 14.94	$ 30.88	$ 25.02	$ 13.89

The repurchased shares were recorded as treasury stock, at cost, and are available for general corporate purposes. The repurchases were primarily financed from cash generated from operations and from the cash proceeds and income tax benefits from the exercise of stock options.

Note I — Commitments and Contingencies

The Company leases office facilities under noncancelable operating leases. Some of these leases contain escalation clauses. Future minimum rental commitments under operating leases at March 31, 2008 are $12,775,000 in fiscal 2009, $10,371,000 in fiscal 2010, $8,677,000 in fiscal 2011, $5,891,000 in fiscal 2012, $3,693,000 in fiscal 2013, $2,999,000 thereafter, and $44,401,000 in the aggregate. Total rental expense of $12,312,000, $12,177,000, and $14,338,000 was charged to operations for the years ended March 31, 2006, 2007, and 2008, respectively.

The Company is involved in litigation arising in the normal course of business. Management believes that resolution of these matters will not result in any payment that, in the aggregate, would be material to the financial position or results of the operations of the Company.

Note J — Retirement Savings Plan

The Company maintains a retirement savings plan for its employees, which is a qualified plan under Section 401(k) of the Internal Revenue Code. Full-time employees that meet certain requirements are eligible to participate in the plan. Employer contributions are made annually, primarily at the discretion of the Company's Board of Directors. Contributions of $151,000 and $161,000 were charged to operations for the fiscal years ended March 31, 2007 and 2008, respectively. There was no employer contribution for the fiscal year ended March 31, 2006.

Note K — Shareholder Rights Plan

During fiscal 1997, the Company's Board of Directors approved the adoption of a Shareholder Rights Plan. The Shareholder Rights Plan provides for a dividend distribution to CorVel stockholders of one preferred stock purchase right for each outstanding share of CorVel's common stock under certain circumstances. In April 2002, the Board of Directors of CorVel approved an amendment to the Company's existing shareholder rights agreement to extend the expiration date of the rights to February 10, 2012, set the exercise price of each right at $118, and enable Fidelity Management & Research Company and its affiliates to purchase up to 18% of the shares of common stock of the Company without triggering the stockholder rights. The limitations under the stockholder rights agreement remain in effect for all other stockholders of the Company. The rights are designed to assure that all shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to encourage a potential acquirer to negotiate with the Board of Directors prior to attempting a takeover. The rights have an exercise price of $118 per right, subject to subsequent adjustment. The rights trade with the Company's common stock and will not be exercisable until the occurrence of certain takeover-related events.

Generally, the Shareholder Rights Plan provides that if a person or group acquires 15% or more of the Company's common stock without the approval of the Board, subject to certain exceptions, the holders of the rights, other than the acquiring person or group, would, under certain circumstances, have the right to purchase additional shares of the Company's common stock having a market value equal to two times the then-current exercise price of the right. In addition, if the Company is thereafter merged into another entity, or if 50% or more of the Company's consolidated assets or earning power are sold, then the right will entitle its holder to buy common shares of the acquiring entity having a market value equal to two times the then-current exercise price of the right. The Company's Board of Directors may exchange or redeem the rights under certain conditions.

Note L — Acquisitions

In December 2006, the Company's wholly-owned subsidiary, CorVel Enterprise Comp, Inc., entered into an Asset Purchase Agreement with Hazelrigg Risk Management Services, Inc. and its affiliated companies ("Hazelrigg") to acquire certain assets and liabilities of Hazelrigg, for an initial cash payment of $12 million. The Company completed the acquisition on January 31, 2007 and paid the initial cash payment on that date. Hazelrigg is a California based provider of integrated medical management, claims processing and technology services for workers' compensation clients. The acquisition represented an expansion of CorVel's Enterprise Comp service offering in the Southern California marketplace. The sellers of Hazelrigg also had the potential to receive up to an additional $2.5 million in a cash earn-out based upon the revenue collected by the business during the one-year period after consummation of the acquisition, which earnout could have been accelerated based upon the occurrence of certain post-acquisition events. The Company accrued the earn-out during the quarter ended September 30, 2007. The Company paid out $2 million during the March 31, 2008 quarter with the remaining amount subject to contractual negotiation and is expected to be resolved during the first quarter of fiscal 2009.

The following table summarizes the recorded value of the Hazelrigg assets acquired and liabilities assumed at the date of acquisition:

	Life	Amount
Accounts receivable, net		$ 1,100,000
Property and equipment, net		321,000
Covenant not to compete	5 Years	250,000
Customer relationships	18 Years	4,446,000
TPA license	15 Years	26,000
Goodwill		9,677,000
Subtotal		15,820,000
Less: Accounts payable and deferred income		1,348,000
Total		$14,472,000

Based upon further review, with the assistance of an external resource, the Company modified the purchase price allocation for the Hazelrigg acquisition within the first year of acquisition. During the quarter ended March 31, 2008, based upon this appraisal, the Company increased customer relationships by $3.9 million, decreased customer contracts by $0.5 million, decreased ServiceMark by $0.2 million, decreased TPA license by $0.5 million, and decreased goodwill by $2.7 million. The impact on the quarterly income statements for the current fiscal year was considered immaterial.

In June 2007, the Company's wholly owned subsidiary, CorVel Enterprise Comp, Inc., acquired 100% of the stock of The Schaffer Companies Ltd. ("Schaffer") for $12.6 million in cash. Schaffer is a third-party administrator headquartered in Maryland. The acquisition is expected to allow the Company to expand its service capabilities as a third-party administrator and provide claims processing services along with patient management services and network solutions services to an increased customer base. The sellers of Schaffer had the potential to receive up to an additional $3 million in cash based upon the revenue collected by the Schaffer business during the one-year period after completion of the acquisition. The amount of the earn-out, if any, has not yet been determined, but the Company expects the earn-out calculation will be completed prior to the reporting of financial statements for the quarter end June 30, 2008. The results of Schaffer have been included in the Company's results for the ten month period ended March 31, 2008.

The following table summarizes the fair value of the Schaffer assets acquired and liabilities assumed at the date of acquisition:

	Life	Amount
Accounts receivable, net		$ 1,362,000
Property and equipment, net		586,000
Other assets		104,000
Covenant not to compete	5 Years	500,000
Customer relationships	20 Years	2,962,000
TPA licenses	15 Years	152,000
Software	5 Years	50,000
Goodwill		9,506,000
Subtotal		15,222,000
Less: Accounts payable and deferred income		2,636,000
Total		$12,586,000

During the first quarter of the current fiscal year, the Company completed the Schaffer acquisition and recorded the initial purchase price allocation. Subsequently, based upon further review with the assistance of external resource, the Company modified the purchase price allocation. Based upon this appraisal, the Company increased customer relationships by $2.6 million, decreased customer contracts by $0.4 million, decreased ServiceMark by $0.2 million, decreased TPA license by $0.2 million, and decreased goodwill by $1.8 million. The impact on the quarterly income statements for the current fiscal year was considered immaterial.

The following supplemental unaudited pro forma information presents the combined operating results of the Company and the acquired business during fiscal years 2007 and 2008, as if the acquisition had occurred at the beginning of each of the periods presented. The pro forma information is based on the historical financial statements of the Company and that of the acquired business. Amounts are not necessarily indicative of the results that may have been attained had the combinations been in effect at the beginning of the periods presented or that may be achieved in the future.

	Fiscal 2007	Fiscal 2008
Pro forma revenue	$299,619,000	$303,613,000
Pro forma income before income taxes	$ 31,494,000	$ 38,502,000
Pro forma net income	$ 19,212,050	$ 23,483,000
Pro forma basic earnings per share	$ 1.37	$ 1.69
Pro forma diluted earnings per share	$ 1.35	$ 1.67

Note M — Line of Credit

In August 2007, the Company, upon authorization by its Board of Directors, entered into a credit agreement with a financial institution to provide a revolving credit facility with borrowing capacity of up to $10 million. This agreement expires in September 2008. Borrowings under this agreement bear interest, at the Company's option, at a fixed LIBOR-based rate plus 1.25% or at the financial institution's fluctuating prime lending rate. The loan covenants require the Company to maintain the current assets to liabilities ratio of at least 1.25:1, debt to tangible net worth not greater than 1:1 and have positive net income. There are no outstanding revolving loans as of the date hereof, but letters of credit in the aggregate amount of $5.8 million have been issued under a letter of credit sub-limit that does not reduce the amount of borrowings available under the revolving credit facility. The Company was in compliance with these covenants at all times during the fiscal year ended March 31, 2008. There were no amounts borrowed against a line of credit in either fiscal 2007 or fiscal 2008.

Note N — Quarterly Results (Unaudited)

The following is a summary of unaudited quarterly results of operations for each of the quarters in the two fiscal years ended March 31, 2007 and 2008:

	Revenues	Gross Profit	Net Income	Net Income per Basic Common Share	Net Income per Diluted Common Share
Fiscal Year Ended March 31, 2007:					
First Quarter	$69,762,000	$16,327,000	$4,640,000	$0.33	$0.33
Second Quarter	67,329,000	16,396,000	4,823,000	0.34	0.34
Third Quarter	66,580,000	15,532,000	3,825,000	0.27	0.27
Fourth Quarter	70,910,000	17,580,000	5,288,000	0.38	0.37
Fiscal Year Ended March 31, 2008:					
First Quarter	$74,337,000	$18,181,000	$5,561,000	$0.40	$0.39
Second Quarter	73,510,000	18,654,000	5,632,000	0.41	0.40
Third Quarter	76,679,000	20,400,000	5,987,000	0.43	0.43
Fourth Quarter	77,368,000	20,830,000	6,204,000	0.45	0.44

Note O — Segment Reporting

The Company derives the majority of its revenues from providing patient management and network solutions services to payors of workers' compensation benefits, automobile insurance claims and health insurance benefits. Patient management services include claims administration, utilization review, medical case management, and vocational rehabilitation. Network solutions revenues include fee schedule auditing, hospital bill auditing, coordination of independent medical examinations, diagnostic imaging review services and preferred provider referral services. The percentages of revenues attributable to patient management and network solutions services for the fiscal years ended March 31, 2006, 2007, and 2008 are listed below.

	2006	2007	2008
Patient management services	42.7%	39.1%	42.4%
Network solutions services	57.3%	60.9%	57.6%
	100.0%	100.0%	100.0%

Under SFAS 131, two or more operating segments may be aggregated into a single operating segment for financial reporting purposes if aggregation is consistent with the objective and basic principles of SFAS 131, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas: 1) the nature of products and services; 2) the nature of the production processes; 3) the type or class of customer for their products and services; and 4) the methods used to distribute their products or provide their services. Each of the Company's regions meet these criteria as they provide similar managed care services to similar customers using similar methods of productions and similar methods to distribute their services. All of the Company's regions perform both patient management and network solutions services.

Because the Company meets each of the criteria set forth above and each of our regions have similar economic characteristics, the Company aggregates its results of operations in one reportable operating segment.

Note P — Other Intangible Assets

Other intangible assets consist of the following at March 31, 2007:

Item	Life	Cost	Fiscal 2007 Amortization Expense	Accumulated Amortization at March 31, 2007	Cost, Net of Accumulated Amortization at March 31, 2007
Covenant not to compete	5 Years	$ 250,000	$ 7,000	$ 7,000	$ 243,000
Customer contracts	10 Years	500,000	7,000	7,000	$ 493,000
Customer relationships	10 Years	500,000	7,000	7,000	$ 493,000
Servicemark	15 Years	250,000	3,000	3,000	$ 247,000
TPA license	15 Years	500,000	6,000	6,000	$ 494,000
Total		$2,000,000	$30,000	$16,000	$1,970,000

Other intangible assets consist of the following at March 31, 2008:

Item	Life	Cost	Fiscal 2008 Amortization Expense	Accumulated Amortization at March 31, 2008	Cost, Net of Accumulated Amortization at March 31, 2008
Covenant not to compete	5 Years	$ 750,000	$133,000	$142,000	$ 608,000
Customer relationships	18-20 Years	7,408,000	370,000	395,000	7,013,000
TPA licenses	15 Years	178,000	10,000	10,000	168,000
Total		$8,336,000	$513,000	$547,000	$7,789,000

The Company modified its initial purchase price allocation for the Hazelrigg acquisition based upon further review with the assistance of an external resource. The impact of the change from the initial purchase price allocation to the final purchase price allocation was immaterial to the fiscal 2007 and fiscal 2008 financial statements.

Amortization expense for the next five fiscal years is expected to be $557,000 in fiscal 2009, $557,000 in fiscal 2010, $557,000 in fiscal 2011, $549,000 in fiscal 2012, $424,000 in fiscal 2013, and $5,145,000 thereafter.

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Revenue *(in millions)*


$305
302
291
283
275
267
236
210
187
166
$0
99 00 01 02 03 04 05 06 07 08

Annual Revenue Per Q4 Weighted Shares


$21.57
19.23
18.85
18.83
18.54
17.14
13.92
12.10
10.38
8.97
$0
99 00 01 02 03 04 05 06 07 08

Earnings Per Share *(in dollars)*


$1.67
1.30
1.00
0.99
0.87
0.76
0.68
0.65
0.56
$0
99 00 01 02 03 04 05 06 07 08

Cash *(in millions)*


$17.9
15.0
14.2
12.6
9.5
5.7
5.6
$0
99 00 01 02 03 04 05 06 07 08

Return on Equity (%)


29.6%
22.5
12.7
0%
99 00 01 02 03 04 05 06 07 08

Q4 Weighted Shares *(in millions)*


18.5
18.0
17.3
17.0
16.5
16.2
15.5
14.4
14.3
14.0
0
99 00 01 02 03 04 05 06 07 08

Corporate Address

CorVel Corporation
2010 Main Street
Suite 600
Irvine, California 92614
Telephone: 888.7.CORVEL

Transfer Agent and Registrar

Computershare Trust Company, N.A.
Denver, Colorado

Counsel

Dorsey & Whitney, LLP
Irvine, California

Independent Auditors

Haskell & White LLP
Irvine, CA

Stock Symbol

The common stock of CorVel Corporation is traded on the NASDAQ Global Select Market under the stock symbol CRVL.

Form 10K

CorVel Corporation Annual Report on Form 10K filed with the Securities and Exchange Commission may be obtained without charge by contacting:

Investor Relations

CorVel Corporation
2010 Main Street
Suite 600
Irvine, California 92614

Telephone: 888.7.CORVEL

www.corvel.com/ar2008

investor_relations@corvel.com

CORVEL®

www.corvel.com

END